Exhibit 99.1

IM CANNABIS CORP.

ANNUAL INFORMATION FORM

For the Financial Year Ended December 31, 2021

March 31, 2022

TABLE OF CONTENTS

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SCHEDULE “A” – AUDIT COMMITTEE CHARTER

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form” or “AIF”), unless otherwise noted or the context indicates otherwise, the “Company” “IMCC”, “IM Cannabis”, “we”, “us” and “our” refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the “Group” refers to the Company, its subsidiaries and Focus, an Israeli private company over which IMC Holdings exercises “de facto control” under IFRS 10. All dollar amounts referred to in this Annual Information Form are stated in Canadian dollars unless otherwise indicated. IMCC prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board.

The information in this Annual Information Form is presented as at December 31, 2021 unless otherwise indicated. All references to the Company’s Common Shares and securities issuable into Common Shares such as Warrants, Options, Broker Compensation Options, and RSUs are reflected on a post-Consolidation (each capitalized term as defined below) basis unless otherwise indicated or the context requires otherwise.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management as of the date of this Annual Information Form including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Capitalized terms used in this section and not defined have the meanings ascribed to them in “Glossary of Key Terms”.

Without limitation, this Annual Information Form contains forward-looking statements pertaining to:
•	the expected performance of the Group’s business and operations;
•	the export of the Group’s cannabis products from Canada and import into Israel and Germany on a consistent basis or at all;
•	the import into Israel and Germany of cannabis from supply partners in Canada and elsewhere on a consistent basis or at all;
•	the ability to satisfy rapid growth in demand for imported High-THC premium and super-premium medical cannabis in Israel and Germany;
•	the Group’s expansion and development of its foreign operations and supply arrangements; expansion of cultivation capacity;
•	the Group’s intentions regarding leveraging its German operational platform and further developing its presence in Europe;
•	expectations regarding the Group’s revenues, expenses and profits;
•	expectations in the growth of demand in the medical cannabis industry, including without limitation, in Israel and Germany;
•
the Company’s positioning as one of the largest distributors of medical cannabis in Israel after acquiring the Israeli Pharmacies and Rosen High Way, Panxia GDP License and Panaxia-to-the-Home Operation;

•	the competitive conditions of the medical and recreational cannabis industry, including ancillary industries such as medical cannabis operations consulting;

•
the anticipated legalization and/or decriminalization of adult-use recreational cannabis in Israel and Germany and the Group’s business intentions in the event such legalization and/or decriminalization occurs;

•	the Company’s expectations relating to the Canadian Facilities;
•	TJAC’s anticipated regulatory approval to sell its products in the Province of Quebec;
•	the Group’s anticipated obligations to comply with environmental and employee health and safety matters;
•	the Company’s expectations relating to the Panxia Pharmacy Option;
•	the Group’s future product offerings and strategic plans of entering into new domestic and international markets;
•
the effect of new or altered government regulations with respect to any cannabis related activity, including the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and cannabis products;

•	the grant, maintenance or renewal of licenses or governmental approvals required to conduct activities related to cannabis;
•	the designation of Focus as an “essential service” in Israel;
•	the intentions of management of the Company;
•	the Group’s expectations to meet target production capacity;
•	the availability of raw materials and supplies at acceptable quantities, qualities and prices;
•	the scope of protection the Group is able to establish and maintain, if any, for intellectual property rights covering its products;
•	future liquidity and financial capacity;
•	the Company’s plan with respect to any payments of dividends;
•	the vertical integration of the Group’s business.
•	the expansion of the Company’s business, operations and potential activities outside of the current markets, including but not limited to Europe and other international jurisdictions;
•	the Group’s contractual obligations and commitments.

With respect to the forward looking-statements contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

•	the anticipated increase in demand for High-THC premium and super-premium medical cannabis in the markets in which the Group operates or is contemplating operations;
•	the anticipated demand for adult-use recreational cannabis in Canada;
•	the anticipated increase in liquidity for current investors and enhanced access for prospective investors in the Company’s Common Shares following its successful listing on NASDAQ;
•	the legalization and/or decriminalization of adult-use recreational cannabis and the demand for adult-use recreational cannabis products in the markets in which the Group operates;
•	the Group’s ability to satisfy international demand for its products;
•	the Group’s ability to export from its Canadian Facilities and import into Israel and Germany;
•	future cannabis product pricing;
•	cannabis production yields; and
•	the Group’s ability to market its brands and its services successfully to its anticipated patients and consumers.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	the Company’s ability to continue to meet the continued listing requirements of the CSE and NASDAQ;
•	the failure of the Group to comply with applicable regulatory requirements in a highly regulated industry;
•	the failure of the Company to maintain “de facto” control over Focus in accordance with IFRS 10 and to consolidate its financial results;
•	the failure of the each of Pharm Yarok, Rosen High Way, Vironna, Oranim and IMC Pharma to maintain in good standing or renew its government-issued cannabis licenses;
•	the failure of Focus to maintain in good standing or renew its government-issued cannabis cultivation license;
•	the failure of TJAC to maintain in good standing or renew any of the TJAC Licenses or the MYM Licenses;
•	the failure of Adjupharm to maintain in good standing or renew any of its government-issued cannabis wholesale, narcotics handling or import/export licenses, permits, certificates or approvals;
•	Focus’ reliance on the Focus Facility to conduct medical cannabis activities;
•	the failure of Focus to maintain the Focus Facility in good standing with all state and municipal Israeli regulations, including all required licenses and permits and under the Focus Lease Agreement;
•	failure to maintain in good standing any of the Israeli Facilities, the Canadian Facilities and the Logistics Centre;
•	compliance with the Cannabis Act, and provincial and territorial cannabis legislation =;
•	reliance on the Canadian Facilities to conduct cannabis activities;
•	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
•	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli regulations;
•	limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;
•
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture import/export or use of cannabis in Canada, Israel and Germany, or any foreign jurisdictions in which the Company intends to operate;

•
the failure of the Company to attain the necessary regulatory approvals required for the successful acquisition of HW Shinua and the successful exercise of the Panaxia Pharmacy Option in a timely manner or at all;

•
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Allegations, the MOH Allegations (each as defined herein) and the class action proceedings described herein;

•	the ability of the Group’s third-party cultivators, suppliers, distribution partners, and contracted pharmacies to fulfil their obligations to the Group;
•	the Group’s ability to maintain partnerships with third-party cultivators, suppliers and distribution partners;
•	the Group’s ability to secure new supply and distribution partners;
•	the Group’s ability to fulfil obligations to third-party distribution partners;
•	the Group’s ability to obtain or maintain sufficient insurance for its operations;
•	the Group’s possible exposure to additional liability for claims in excess of insurance coverage;

•	the Group’s ability to implement effective product security and storage measures;
•	the Group’s ability to conduct sales and marketing activities for its products;
•	the Group’s ability to retain and attract key personnel and members of management;
•	the Group’s ability to develop or facilitate introduction of new product offerings to the market;
•	the Group’s possible exposure to liability relating to product recalls;
•	the Company’s ability to raise additional funds;
•	the Company’s ability to manage cash flows;
•	inflation risks.
•	anti-money laundering laws and regulation risks;
•	the Group’s ability to cope with the operational impacts of the COVID-19 pandemic;
•	the impact on the Group of any changes in global financial conditions, including those caused by geopolitical instability, catastrophic events, natural disasters, weather and disease;
•	Focus, TJAC and MYM’s ability to grow agricultural products effectively in light of natural elements;
•	the impact of increasing competition;
•	inconsistent public opinion and perception regarding the use of cannabis;
•	perceived effects of cannabis products;
•	any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel and Germany;
•	engaging in activities considered illegal under relevant laws including U.S. federal law;
•	political instability and conflict in the Middle East;
•
the conflict between Russia and Ukraine and any restrictive actions that have been and may further be taken by the U.S. and/or other countries in response thereto, including but not limited sanctions, export controls or conflict;

•	adverse market conditions;
•	competition from the illegal cannabis market;
•	industry consolidation;
•	the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	the potential for the Company to record future impairment losses;
•	currency and interest rate fluctuations;
•	global and local economic conditions;
•	the costs of inputs; and
•	reliance on management.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the heading “Risk Factors” of this Annual Information Form. Unless otherwise indicated, forward-looking statements in this Annual Information Form describe our expectations as of the date of this Annual Information Form. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

MARKET AND INDUSTRY DATA

This Annual Information Form contains market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this Annual Information Form, or analyzed or verified the underlying information relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

NOTE REGARDING THE COMPANY’S ACCOUNTING PRACTICES

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Subsequent to the IMC Restructuring, the Company analyzed the terms of the contractual agreements with Focus (including the Commercial Agreements and the Focus Agreement) in accordance with IFRS 10 and concluded that it is required to continue to consolidate the financial results of Focus in its financial statements. For additional information, please see “Risk Factors – Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control”.

For the period ended December 31, 2021, the Company analyzed the terms of the definitive agreements with each of Pharm Yarok, Rosen High Way, HW Shinua, Vironna and Oranim Plus (collectively, the “Consolidated Entities”) in accordance with IFRS 10 and concluded a requirement to consolidate the financial results of the Consolidated Entities as of the date of signing each such definitive agreement. Each of the definitive agreements for the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction provide the Company with the power to unilaterally make all decisions regarding the financial and operating policies of each of the Consolidated Entities and the right to obtain all related economic benefits. The Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction were completed in the first quarter of 2022. The completion of the Pharm Yarok Transaction with respect to HW Shinua is still pending IMCA approval, therefore the Company continues to consolidate the financial results of HW Shinua in accordance with IFRS 10. For further information on the closing the transactions, please see “General Development of Business – Developments During the Financial Year Ended December 31, 2021”.

CURRENCY AND EXCHANGE RATES

References in this AIF to “CAD”, “$”, dollars or currency are to the lawful currency of Canada, unless otherwise indicated. In addition, this AIF includes references to (i) “NIS” which means the New Israeli Shekel, the lawful currency of the State of Israel. As of March 30, 2022, the value of one Canadian dollar expressed in NIS, based on the exchange rate available through the Bank of Israel, is NIS 2.5545, and (ii) “USD” or “US$” which means the United States Dollar, the lawful currency of the United States of America. As of March 25, 2022, the value of one Canadian dollar expressed in USD, based on the exchange rate available through the U.S. Federal Reserve, is US$0.799; (iii) “EUR” which means the Euro, the lawful currency of the European Union. As of March 30, 2022, the value of one Canadian dollar expressed in EUR, based on the exchange rate available through the European Central Bank, is EUR 0.7199.

GLOSSARY OF KEY TERMS

Unless otherwise indicated, the following terms used in this Annual Information Form shall have the meanings ascribed to them as set forth below:

“1961 Single Convention on Narcotic Drugs” means the Single Convention on Narcotic Drugs, 1961, an international treaty regarding the international control of narcotic drugs;

“2019 Broker Compensation Options” means the 1,199,326 Common Share purchase warrants issued to certain agents who acted on the Company’s behalf in connection with the Reverse Takeover Transaction. Each four 2019 Broker Compensation Options are exercisable on an adjusted basis to acquire one unit consisting of one post-Consolidation Common Share and two pre-Consolidation 2019 Unlisted Warrants at an adjusted exercise price of $4.20 until August 30, 2022;

“2019 Listed Warrants” means the 9,730,258 Common Share purchase warrants issued in connection with the Reverse Takeover Transaction, with each four 2019 Listed Warrants being exercisable on an adjusted basis for one post-Consolidation Common Share at an exercise price of $5.20. The 2019 Listed Warrants were listed for trading on the CSE under the symbol “IMCC.WT” and expired on October 11, 2021;

“2019 Unlisted Warrants” means the Common Share purchase warrants underlying the 2019 Broker Compensation Options upon exercise, with each four 2019 Unlisted Warrants being exercisable on an adjusted basis to acquire one post-Consolidation Common Share at an exercise price of $5.20 until August 30, 2022;

“2021 Broker Compensation Options” means the 182,608 Common Share purchase warrants issued to certain agents who acted on the Company’s behalf in connection with the 2021 Offering. Each 2021 Broker Compensation Option is exercisable for one Common Share at an exercise price of US$6.61 until November 5, 2024.

“2021 Offered Shares” means the 6,086,956 Common Shares issued in connection with the 2021 Offering at a price of US$5.75 per 2021 Offered Share;

“2021 Offered Warrants” means the 3,043,478 Common Share purchase warrants issued in connection with the 2021 Offering, with each 2021 Offered Warrant being exercisable to acquire one Common Share at an exercise price of US$7.20 until May 7, 2026;

“2021 Offering” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“2021 Stock Option Plan” means the “rolling” stock option plan approved by shareholders of the Company on July 28, 2021;

“ACMPR” means Access to Cannabis for Medical Purposes Regulations;

“Adjupharm” means Adjupharm GmbH, a company incorporated under the laws of Germany and a subsidiary of IMC Holdings;

“Adjupharm Licenses” has the meaning set out in “Description of the Business – Production, Distribution and Sales in Principal Markets – Europe”;

“AMG” means German Medicines Act;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“BfArM” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Germany – Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany”;

“Board” means the board of directors of the Company as presently constituted;

“Broker Compensation Options” means, collectively, the 2019 Broker Compensation Options and the 2021 Broker Compensation Options of the Company;

“BtMG” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Germany”;

“CAD” means Canadian Dollars;

“Canadian Facilities” means, collectively, the TJAC Facilities and the MYM Facilities;

“Canadian Licenses” means, collectively, the TJAC Licenses and the MYM Licenses;

“Cannabis Act” means the Cannabis Act (Canada), as amended, and the Cannabis Regulations.

“Cannabis Agency” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Germany – Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany”;

“Cannabis Regulations” means the Cannabis Regulations (Canada) made under the Cannabis Act;

“CBD” means cannabidiol;

“cbdMD” means cbdMD, Inc.;

“CBN” means cannabinol;

“CEO” means chief executive officer;

“CFO” means chief financial officer;

“Commercial Agreements” has the meaning set out in “Corporate Structure – Intercorporate Relationships”;

“Common Shares” means at any particular time the issued and outstanding common shares in the capital of the Company at that time;

“Company” means IM Cannabis Corp., a corporation continued under the BCBCA with its registered office located in Vancouver, British Columbia;

“Consolidation” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Consolidated Entities” has the meaning set out in “Note Regarding the Company’s Accounting Practices”;

“Construction Allegations” has the meaning set out in “Risk Factors – Reliance on Focus Facility”;

“COVID-19” means the COVID-19 novel coronavirus;

“CSA Staff Notice 51-352” means Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-related Activities of the Canadian Securities Administrators.

“CSE” means the Canadian Securities Exchange;

“Dangerous Drugs Ordinance” or “DDO” means the Dangerous Drugs Ordinance [New Version], 1973 [Hebrew];

“Directive 150” means Directive 150/2016 – IMC-GSP certification, the IMCA directive that sets the standards for the security and protection measures that must be taken throughout the entire supply chain of medical cannabis;1

“Directive 151” means Directive 151/2016 – IMC-GAP certification, the IMCA directive that sets the norms and standards for growing medical cannabis in Israel;2

“Directive 152” means Directive 152/2016 – IMC-GMP certification, the IMCA directive that provides the IMC-GMP rules and standards for the creation and production of medical cannabis goods in Israel;3

“Directive 153” means Directive 153/20163 – IMC-GDP certification, the IMCA directive that sets the conditions for the proper storage and delivery of medical cannabis products in Israel;4

 “EU” means the European Union;

“EU-GACP Standard” means the good agricultural and collection practice standard set out by the European Union and coordinated by the European Medicines Agency for companies that cultivate, harvest and collect cannabis to manufacture, process, package and store;

“EU-GMP Standard” or “EU-GMP” means the good manufacturing practice standard set out by the European Union and coordinated by the European Medicines Agency for manufacturers of medical products intended for the European Union market;

“EUR” has the meaning set out in “Currency and Exchange Rates”;

“Export Guidelines” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel – Medical Cannabis Exports”;

1 Directive
150 [Hebrew] - https://www.health.gov.il/hozer/mmk150_2016.pdf
2 Directive 151 [Hebrew] - https://www.health.gov.il/hozer/mmk151_2016.pdf
3 Directive 152 [Hebrew] - https://www.health.gov.il/hozer/mmk152_2016.pdf
4 Directive 153 [Hebrew] - https://www.health.gov.il/hozer/mmk153_2016.pdf

“Export Resolution” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel – Medical Cannabis Exports”;

“Final Shelf Prospectus” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Focus” means Focus Medical Herbs Ltd., a limited liability company existing under the laws of the State of Israel;

“Focus Agreement” means the option agreement between IMC Holdings and Focus dated April 2, 2019 whereby IMC Holdings has an option to purchase, at its sole discretion, all of the issued and outstanding ordinary shares of Focus at a price equal to NIS 765.67 per ordinary share for total consideration of NIS 2,756,500 for a period of 10 years following the date of the IMC Restructuring;

“Focus Facility” means the cultivation facility in Moshav Sde Avraham, Israel, operated by Focus pursuant to the Focus Lease Agreement;

“Focus Lease Agreement” means the long-term land lease agreements between Focus and the landowners on which the Focus Facility is built and operated;

“Focus License” has the meaning set out in “Description of the Business – Production, Distribution and Sales in Principal Markets – Israel”;

 “GDPR” means the General Data Protection Regulation (EU) 2016/679;

“German Local Tender” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Germany – Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany”;

“Group” means, collectively, the Company, its subsidiaries, and Focus, an Israeli private company over which IMC Holdings exercises “de facto control” under IFRS 10;

“Highland Facility” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“HW Shinua” means High Way Shinua Ltd.;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board applicable as at the relevant date;

“IFRS 10” means IFRS 10 Consolidated Financial Statements, the reporting standard under IFRS outlining the requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities;

“IMC-GAP” or “GAP Standard” means the good agricultural practices standard set out by the IMCA in Directive 151, and is required for Israeli cultivation licenses;

“IMC-GDP” or “GDP Standard” means the good manufacturing practices standard set out by the IMCA in Directive 153, and is required for Israeli transportation, storage and distribution licenses;

“IMC-GMP” or “GMP Standard” means the good manufacturing practices standard set out by the IMCA in Directive 152, and is required for Israeli manufacturing licenses;

“IMC-GSP” or “GSP Standard” means the good security practices standard set out by the IMCA in Directive 150, and is required throughout the Israeli supply chain for cannabis-related activities;

“IMC Holdings” means I.M.C. Holdings Ltd., a limited liability company existing under the laws of the State of Israel and a wholly-owned subsidiary of the Company;

“IMC Netherlands Holdco” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2020”;

“IMC Pharma” means I.M.C. Pharma Ltd., a limited liability company existing under the laws of the State of Israel and a wholly-owned subsidiary of IMC Holdings;

“IMC Restructuring” has the meaning set out in “Corporate Structure – Intercorporate Relationships”;
“IMCA” means the Israeli Medical Cannabis Agency, an agency operated by the MOH;

“IP Agreement” means the License Agreement dated as of April 2, 2019 and as amended on January 1, 2021, by and between IMC Holdings and Focus, which provides, as further specified herein, Focus’ obligation to exclusively use IMC Holdings’ intellectual property, as further discussed in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;;

“Israeli Facilities” means, collectively, the facilities of the Israeli Pharmacies, and the facilities of Rosen High Way and IMC Pharma;

“Israeli Licenses” means, collectively, the licenses held by the Israeli Pharmacies, the license held by Rosen High Way, the Panaxia GDP License held by IMC Pharma and the Focus License;

“Israeli Pharmacies” means collectively, Pharm Yarok, Vironna and Oranim Pharm;

“IT systems” has the meaning set out in “Risk Factors – Information Technology”;

“kg” means a kilogram;

“Licensed Producer” has the meaning set out under the Cannabis Act;

“Logistics Centre” has the meaning set out in “General Development of the Business – Developments during the Financial Year Ended December 31, 2021”;

“MOH” means the Israeli Ministry of Health;

“MOH Allegations” has the meaning set out in “Risk Factors – Reliance on Focus Facility”;

“MOH Regulations” means the Dangerous Drugs Ordinance, any amendments of the Dangerous Drugs Ordinance, any regulations enacted by virtue of the Dangerous Drugs Ordinance from time to time, and the regulatory regime introduced by the MOH with respect to the medical cannabis industry in Israel, including the Road Map, Procedure 106, Procedure 109, the Export Resolution and the Export Guidelines;

“MYM” means MYM Nutraceuticals Inc., a company incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of Trichome;

“MYM Facilities“ means, collectively, the Highland Facility and the Sublime Facility;

“MYM Licenses” means the Standard Processing, Standard Cultivation and Sale for Medical Purposes licenses issued by Health Canada for the Highland Facility, and the Standard Cultivation license issued by Health Canada for the Sublime Facility;

“NASDAQ” means the NASDAQ Capital Market;

“NGC” means Northern Green Canada Inc.;

“NGC Supply Agreement” has the meaning set out in General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NIS” means the New Israeli Shekel;;

“NMCP” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel”;

“OBCA” means the Business Corporations Act (Ontario), as amended, including all regulations promulgated thereunder;

“Option Cap” has the meaning set out in “Description of Capital Structure – Options”;

“Options” means incentive stock options to purchase Common Shares granted to certain eligible participants of the Company in accordance with the terms of the 2021 Stock Option Plan and the Predecessor Option Plan;

“Oranim Pharm” means Oranim Pharm Partnership;

“Oranim Plus” means Oranim Plus Pharm Ltd., a limited liability company existing under the laws of the State of Israel and a subsidiary of IMC Holdings, holding 99.5% in Oranim Pharm;

“Oranim Transaction” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“Panaxia” means, collectively, Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies;

“Panaxia GDP License” means the trading house license acquired from Panaxia by IMC Pharma as part of the Panaxia Transaction and;

“Panaxia Transaction” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“Person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“Pharm Yarok” means R.A. Yarok Pharm Ltd., a limited liability company existing under the laws of the State of Israel and a wholly-owned subsidiary of IMC Holdings;

“Pharm Yarok Group” means, collectively, Pharm Yarok, Rosen High Way and HW Shinua;

“Pharm Yarok Transaction” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada);

“Predecessor Stock Option Plan” means the Company’s previous “rolling” stock option plan, as amended and restated on December 16, 2020, and replaced by the 2021 Stock Option Plan on July 28, 2021;

“Preliminary Shelf Prospectus” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Procedure 106” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel – Patient Medical Use”;

“Procedure 109” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel – Medical Cannabis Imports”;

“Qualified Securities” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Registration Statement” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Reverse Takeover Transaction” has the meaning set out in “General Development of the Business – The Reverse Takeover Transaction”;

“Road Map” has the meaning set out in “Medical Cannabis Regulatory Framework in Israel and Germany – Israel – Licensing and Authorization for Commercial Activities in the Medical Cannabis Field”;

“Rosen High Way” means Rosen High Way Ltd. a limited liability company existing under the laws of the State of Israel and a wholly-owned subsidiary of IMC Holdings;

“RSU” means a restricted share unit of the Company;

“RSU Plan” means the “rolling” restricted share unit plan approved by shareholders of the Company on December 16, 2020;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

“Services Agreement” means the services agreement dated as of April 2, 2019 and as amended on January 1, 2021, by and between IMC Holdings and Focus, requiring Focus to exclusively use IMC Holdings for the following services: (a) business development services, (b) marketing services, (c) strategic advisory services, (d) locating potential collaborations on a worldwide basis, and (e) financial analysis services, as further discussed in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“Shiran” means Shiran Single Member Societe Anonyme;

“Sublime Lease” has the meaning set out in “Description of the Business – Production, Distribution and Sales in Principal Markets – Canada”;

“Sublime Facility” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

 “Subscription Receipts” has the meaning set out in General Development of the Business – Developments Following the Reverse Takeover Transaction – The Reverse Takeover Transaction”;

“THC” means tetrahydrocannabinol;

“TJAC” means Trichome JWC Acquisition Corp., a company incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of Trichome;

“TJAC Facilities” has the meaning set out in “Production, Distribution and Sales in Principal Markets – Canada”;

“TJAC Licenses” has the meaning set out in “Description of the Business – Production, Distribution and Sales in Principal Markets – Canada”; “TJAC Leases” has the meaning set out in “Production, Distribution and Sales in Principal Markets – Canada”;

“Trichome” means Trichome Financial Corp. a company incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of the Company;

“Trichome Shares” means all of the issued and outstanding shares of Trichome;

“Trichome Transaction” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

 “U.S.” means the United States of America;

“USD” means United States Dollars;

“Vironna” means Revoly Trading and Marketing Ltd. dba Vironna Pharm a limited liability company existing under the laws of the State of Israel and a subsidiary of IMC Holdings;

“Vironna Transaction” has the meaning set out in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”;

“Warrants” means collectively the 2019 Listed Warrants, the 2019 Unlisted Warrants and the 2021 Offered Warrants; and

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated as “Nirvana Oil & Gas Ltd.” pursuant to a Certificate of Incorporation issued under the BCBCA on March 7, 1980. Effective July 12, 2013, in connection with a share consolidation, the Company changed its name to “Navasota Resources Inc.”

On June 22, 2018, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every 5 pre-consolidation Common Shares.

On October 4, 2019, in connection with the Reverse Takeover Transaction, the Company effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every 2.83 pre-consolidation Common Shares, changed its name to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry.

On February 12, 2021, in connection with its NASDAQ listing application, the Company effected the Consolidation on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares.

The Company’s head office is located at Kibbutz Glil Yam, Israel and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada. The Company is a reporting issuer under the laws of each of the provinces and territories of Canada.

Intercorporate Relationships

The organizational chart of the Group, including the governing law or the jurisdiction of organization of the Company and each material subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by the Company, is set out below.

Oren Shuster & Rafael Gabay (Israeli residents)
74%
Focus Medical Herbs Ltd.(1)
24.7%
100%
R.A. Yarok Pharm Ltd.(Israel)
51%
Revoly Trading and Marketing Ltd. (Israel)
100%
I.M.C. Holdings Ltd. (Israel)
51.3%
Oranim Plus Pharm Ltd. (Israel)
99.5%
Oranim Pharm Partnership (Israel)
100%
Rosen High Way Ltd. (Israel)
100%
I.M.C Pharma Ltd. (Israel)
IM Cannabis Corp. (BCBCA)
100%
High Way Shinua Ltd. (Israel)(2)
90.02%
Adjupharm GmbH (Germany)
100%
SublimeCulture Inc. (CANADA)
100%
MYM Nutraceuticals Inc. (BCBCA)
100%
Highland Grow Inc. (NOVA SCOTIA)(3)
100%
Trichome Financial Corp.(OBCA)
100%
Trichome JWC Acquisition Corp. (OBCA)

Notes:

(1)
Current Israeli law requires the prior approval by the IMCA of any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify the Company’s share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to cultivate cannabis in Israel, while retaining an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus under the Focus Agreement for consideration equal to the price paid by Messrs. Shuster and Gabay for the acquired interests at the time of the IMC Restructuring.

In addition, as part of the IMC Restructuring, IMC Holdings and Focus entered into the IP Agreement and the Services Agreement (collectively, the “Commercial Agreements”), which entitles the Company to a share of Focus’ revenues from the sale by Focus of IMC-branded medical cannabis products. Although the Company does not hold any voting interests in Focus, the Company consolidates the financial results of Focus in its financial statements by virtue of its “de facto” control over Focus in accordance with IFRS 10. For more information on the Company’s corporate structure with respect to Focus and the Company’s accounting practices, please see “Note Regarding the Company’s Accounting Practices”. For more information on the Commercial Agreements, please see “Description of the Business – Economic Dependence”.

(2)
In March 2022, IMC Holdings received all requisite approvals, including the approval of the IMCA, to complete the acquisition of Pharm Yarok, Rosen High Way, Vironna and Oranim Pharm, each a licensed entity by the IMCA to carry on activities in the Israeli medical cannabis market. IMC Holdings is now a shareholder of licensed entities engaging in cannabis-related activities in Israel. The closing of HW Shinua is still pending the IMCA approval, and therefore its financial results continue to be consolidated according to IFRS 10. For more information on the acquisitions and closing of the Consolidated Entities, please see “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021” and “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”. For more information on the Company’s corporate structure with respect to HW Shinua and the Company’s accounting practices, please see “Note Regarding the Company’s Accounting Practices”.

(3)	Highland Grow is 100% held by MYM through MYM International Brand Inc., a wholly owned subsidiary of MYM.

GENERAL DEVELOPMENT OF THE BUSINESS

The following discussion covers key events during the Company’s historical development over the last three completed financial years, as well as certain subsequent events to the date of this Annual Information Form.

Introduction

IM Cannabis is a leading international cannabis company providing premium cannabis products to medical patients in Israel and Germany and adult-use recreational consumers in Canada.

 The Company’s Common Shares are listed on both the NASDAQ and the CSE under the ticker symbol “IMCC”. The Common Shares commenced trading on the NASDAQ as of March 1, 2021, and on the CSE as of November 5, 2019.

The business of the Company was formed following the Reverse Takeover Transaction, pursuant to which the Company changed its name from “Navasota Resources Inc.” to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry.

The Reverse Takeover Transaction

On October 11, 2019, the Company completed a business combination with IMC Holdings resulting in a reverse takeover of the Company by shareholders of IMC Holdings (the “Reverse Takeover Transaction”). The Reverse Takeover Transaction was effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law. The Board and management of the Company were reconstituted and subsequently led by Oren Shuster.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460,527 subscription receipts (“Subscription Receipts”), on a pre-Consolidation (as defined below) basis, of a wholly-owned subsidiary of the Company at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of approximately $20.4 million. Upon completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit comprised of one (1) Common Share and one-half of one (1/2) warrant (each whole warrant, a “2019 Listed Warrant”). Each 2019 Listed Warrant was exercisable for one Common Share at an exercise price of $1.30 for a period of 24 months following the closing of the Reverse Takeover Transaction. A total of 9,730,258 2019 Listed Warrants were issued and listed for trading on the CSE under the ticker “IMCC.WT”. The 2019 Listed Warrants expired on October 11, 2021.

Developments Following the Reverse Takeover Transaction

Developments During the Financial Year Ended December 31, 2019

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700,000 (approximately $2,223,000, according to the December 24, 2019 exchange rate published by the Bank of Canada) paid in several installments (the “Xinteza SPA”). As of September 30, 2020, the Company has paid all outstanding installments pertaining to the Xinteza SPA, and as of the date of this AIF currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. Under an exclusive license from Yeda Research & Development Company Ltd., the commercial division of the Weizmann Institute of Science, and based on disruptive plant genetics and metabolomics research led by Professor Asaph Aharoni, Xinteza has been developing advanced proprietary technologies related to the production of cannabinoid-based active pharmaceutical ingredients for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies.

Developments During the Financial Year Ended December 31, 2020

On March 30, 2020, Focus signed a three-year sales agreement for the sale of IMC-branded medical cannabis products with three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners, under which Focus is to supply such pharmacies with a total of 800kg of medical cannabis products annually for a period of three years, commencing in 2021, for an aggregate of 2,400kg of medical cannabis products at a contracted price. On December 1, 2021, IMC Holdings entered into the Oranim Transaction to acquire 51% of the rights in Oranim Pharm. The Oranim Transaction completed in March 2022. For additional information, please see “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021” and “Description of the Business – Israel”.

On March 31, 2020, Focus signed a supply agreement with Way of Life Ltd., an IMC-GAP certified cultivator (“Way of Life”), to purchase a total of approximately 1,500kg of medical cannabis over three years. All finished products produced from the medical cannabis supplied under such supply agreement will be sold under the IMC brand to pharmacies in Israel.

In April, 2020, Focus signed three binding agreements with licensed pharmacies in Israel for the sale of medical cannabis products under the IMC brand, including: (i) a two-year sales agreement with Shor Tabachnik pharmacies (“Tabachnik”), according to which Focus will sell Tabachnik 1,000kg of medical cannabis products beginning in 2021; (ii) a three-year sales agreement with Super-Pharm (Israel) Ltd. (“Super-Pharm”), according to which Focus will sell to Super-Pharm a total of 13,575kg of medical cannabis products; and (iii) a three-year sales agreement with Max Pharm Ltd. (“Max Pharm”), under which Max Pharm will purchase a total of 500kg of medical cannabis products annually. In 2021, the Group entered the distribution and retail segments of the Israeli medical cannabis market through agreements to acquire several Israeli pharmacies focused on the sale of medical cannabis to patients, and GDP licenses to enable the Group to store and distribute large quantities of medical cannabis and therefore to conduct effective procurement and optimize its margins. As a result, the Group is able to stream more of its IMC-branded products to its own retail companies, and accordingly adjusted, by mutual consent, the quantities to be sold under the aforementioned agreements with Tabachnik, Super Pharm and Max Pharm to be on an ongoing demand basis. For additional information, please see ““General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021” and “Description of the Business – Israel”.

On April 13, 2020, Focus signed a one-year binding agreement for the sale of 1,000kg of medical cannabis products under the IMC brand to Panaxia Labs Israel, Ltd. at an agreed upon price.

On April 21, 2020, Focus signed a binding three-year agreement for the sale of 12,600kg of medical cannabis products under the IMC brand to Pharm Yarok, according to which, Focus will sell to Pharm Yarok a total of 12,600kg of medical cannabis products under the IMC brand between 2021 and 2023 at an agreed upon price, subject to Pharm Yarok meeting certain regulatory requirements. On July 28, 2021, IMC Holdings entered into the Pharm Yarok Transaction to acquire all of the issued and outstanding shares of the Pharm Yarok Group and subsequently completed the acquisition in March 2022.   For additional information, please see “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021” and “Description of the Business – Israel”.

On May 8, 2020, Adjupharm received regulatory confirmation for the import of up to 5,800kg of medical cannabis products into Germany from foreign suppliers under the Adjupharm Licenses within a 12-month period. Such confirmation allows Adjupharm to import either bulk products, such as dried cannabis flowers and dronabinol, or extract products for end-products, at specified quantities set out in the confirmation.

On May 12, 2020, the Company announced that Adjupharm received a purchase commitment from a distributor in Germany for 465kg of IMC-branded medical cannabis products over a 12-month period.

On June 18, 2020, Focus received its first imported shipment of medical cannabis from a Canadian EU-GMP certified medical cannabis cultivator. The shipment was comprised of approximately 200kg of medical cannabis to be sold by Focus under the IMC brand to pharmacies in Israel.

In July 2020, Adjupharm entered into several binding medical cannabis sales agreements with the following distributors in Germany: Zur Rose Pharma GmbH (“Zur Rose”), Axicorp Group, Canymed GmbH and Materia Deutschland GmbH. Focus and Zur Rose agreed to terminate the sales agreement on March 30, 2021.

On July 24, 2020, Focus signed a supply agreement with Ever Green Solomon Pharma Ltd (“Ever Green”) (the “Ever Green Supply Agreement”), an IMC-GAP certified cultivator, for the purchase of all of the medical cannabis production cultivated by Ever Green in an 86,000 square feet area of its facility, over a period of five years, with an option for Focus to extend the term by an additional five years, for a total term of up to 10 years. The finished products created from medical cannabis delivered pursuant to the Ever Green Supply Agreement will be sold by Focus to pharmacies in Israel under the IMC brand. Under the Ever Green Supply Agreement the parties could terminate the agreement after one year of cultivation if the parties did not agree on the quality criteria of the cannabis flowers to be provided by Ever Green. On March 6, 2022, the parties amended the Ever Green Supply Agreement and ceased any future cultivation in the Ever Green Facility. Focus is obligated to purchase the current cannabis products cultivated by Ever Green but will not be required to purchase additional quantities. The Company does not expect any adverse effect of such termination due to its other quality sources of cannabis products, such as imported products from its Canadian Facilities and other supplier partners.

On September 8, 2020, Adjupharm signed distribution agreements for the sale of IMC-branded medical cannabis products with Cansativa GmbH and Ilios Sante GmbH.

On September 9, 2020, Adjupharm signed a distribution agreement for the sale of IMC-branded medical cannabis products with Farmako GmbH.

On September 15, 2020, the Company imported its first shipment of medical cannabis from its EU-GMP supply partner into Germany for distribution and sale through its German distributors, under the IMC brand.

On September 23, 2020, the Company officially launched the IMC brand in Germany as four of the Company’s German distribution partners received shipments of medical cannabis products for sale in the German medical cannabis market. The first product bearing the IMC brand available to customers was the High THC T20/1 medical cannabis inflorescences.

On December 29, 2020, Marc Lustig was appointed as Executive Chairman of the Company.

Developments During the Financial Year Ended December 31, 2021On January 1, 2021, the Company amended the terms of each of the IP Agreement and the Services Agreement to align the consideration with implementation of the Company’s transfer pricing framework. The amendments to these agreements constituted a “related party transaction” as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The Company was exempt from the formal valuation requirement under Section 5.5(a) and the minority approval requirement under Section 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the amendments, as determined by the Board, did not exceed 25% of the Company's market capitalization on the date of such amendments.

On January 26, 2021, the Company announced that it received confirmation from The Depository Trust Company (“DTC”) that its Common Shares are eligible for electronic clearing and settlement through DTC in the U.S.

On February 12, 2021, the Company consolidated all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the “Consolidation”).

On February 22, 2021, the Company appointed Brian Schinderle and Haleli Barath to the Board. Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws. Concurrently with these appointments, Rafael Gabay and Steven Mintz resigned from the Board.

On March 1, 2021, the Company’s Common Shares commenced trading on NASDAQ under the ticker symbol “IMCC”, making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ.

On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. (“GTEC”), a Canadian Licensed Producer of handcrafted and high quality cannabis (the “GTEC Agreement”). Pursuant to the GTEC Agreement, Focus will import GTEC’s high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand. The first shipment of the Canadian-grown high-THC strains from GTEC’s subsidiary, Grey Bruce Farms Incorporated (“GBF”), arrived in Q2 2021 and the Company launched a new category of imported premium indoor medical cannabis products under its well-established brand.  According to the GTEC Agreement, Focus will purchase a minimum quantity of 500kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the “Exclusive Term”). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the “Securities Commissions”), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10, with the SEC under the Multijurisdictional Disclosure System (“MJDS”) established between Canada and the United States.

On March 12, 2021, Adjupharm entered into a supply agreement with NGC (the “NGC Supply Agreement”). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm’s distribution agreements with its German distribution partners. Shipments from NGC commenced in October 2021.

On March 18, 2021, the Company acquired all of the issued and outstanding Trichome Shares in exchange for Common Shares through a statutory plan of arrangement under the OBCA pursuant to a definitive agreement entered into on December 30, 2020 (the “Trichome Transaction”). Trichome is the sole shareholder of TJAC, a wholly-owned subsidiary of Trichome and a Canadian Licensed Producer of cannabis products in the adult-use recreational cannabis market. Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the “Trichome Securityholders”) received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

The Trichome Transaction constituted a “significant acquisition” for the Company under the significance tests set out in Part 8 of NI 51-102. As a result, the Company filed a business acquisition report in respect of the acquisition on April 28, 2021 which is available under the Company’s profile on SEDAR at www.sedar.com.

On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period (the “MediPharm Supply Agreement”).

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the “Final Shelf Prospectus”) with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250,000,000 (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the “Qualified Securities”), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

In March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm purchased COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm shall sell the COVID-19 antigen test kits supplied from the China-based suppliers, to be distributed to pharmacies and retailers in Germany.

On April 30, 2021, IMC Holdings signed a definitive agreement with Panaxia, pursuant to which IMC Holdings would acquire Panaxia’s home-delivery services online pharmacy business operating under the name Panaxia to the Home and customer service centre (the “Panaxia-to-the-Home Operation”), the Panaxia GDP License and an option to purchase a pharmacy with licenses to sell medical cannabis directly to qualifying medical cannabis patients (the “Panaxia Pharmacy Option”), for an aggregate purchase price of $7,200,000 comprised of $2,900,000 in cash and $4,300,000 in Common Shares (the “Panaxia Consideration Shares”) to be issued in five instalments (the “Panaxia Transaction”).  On March 14, 2022 the Company completed the acquisition of the Panaxia GDP License and concurrently exercised the Panaxia Pharmacy Option. For more information, please see “General Development of the Business – Developments Following the Financial Year Ended December 31, 2021”.

On May 7, 2021, the Company completed the 2021 Offering of a total of 6,086,956 2021 Offered Shares at a price of US$5.75 per 2021 Offered Share for aggregate gross proceeds of approximately US$35,000,000. The Company also issued 3,043,478 2021 Offered Warrants for no additional consideration. In connection with the 2021 Offering, the Company entered into a best-efforts agency agreement (the “2021 Agency Agreement”), in which A.G.P./Alliance Global Partners and Roth Capital Partners agreed to act as co-lead agents for the 2021 Offering. Roth Canada, ULC acted as the sole agent in Canada pursuant to the 2021 Agency Agreement. Pursuant to the terms of the 2021 Offering, the agents held an over-allotment option to purchase up to an additional 913,044 2021 Offered Shares and 465,522 2021 Offered Warrants on the same terms and conditions for a period of 30 days following the closing date, which was not exercised. The Company issued an aggregate of 182,608 2021 Broker Compensation Options to certain agents in connection with the 2021 Offering.

On May 14, 2021, the Company’s subsidiary, TJAC, entered into a revolving credit facility (the “Revolver”) for $5,000 with a private Canadian creditor. The Revolver has an initial term of 12 months that can be extended upon the mutual agreement of both parties. Per annum interest is equal to the greater of (i) 9.75% and, (ii) the Toronto Dominion Bank prime rate, plus 7.30%. The Revolver has a standby fee of 2.40% per annum, which is charged against the unused portion. Advanced amounts are secured against the assets of TJAC and Trichome, with Trichome providing a guarantee for the Revolver. To maintain the Revolver, TJAC must abide by certain financial covenants, such as the maintenance of a tangible net worth greater than $5,000 and a debt service coverage ratio of 2:1. On September 23, 2021, TJAC increased the limit on the Revolver from $5,000 to $7,500 and added Highland’s assets to the Revolver borrowing base. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows. On October 18, 2021, TJAC and MYM increased the limit on the Revolver to $10,000. The increase will be used to finance TJAC and MYM’s receivables in order to manage the timing of cash flows.

On May 30, 2021, the Company completed the first closing of the Panaxia Transaction, pursuant to which the Panaxia to the Home Operation and all intellectual property were transferred to IMC Holdings.

On July 9, 2021, pursuant to a plan of arrangement under the OBCA and a definitive agreement dated April 1, 2021, the Company, through Trichome, completed the acquisition of MYM and acquired all of the issued and outstanding MYM common shares (the “MYM Shares”) at an exchange ratio of 0.022 Common Shares for each MYM Share. MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries, Highland Grow Inc. (“Highland”), with a facility in Antigonish, Nova Scotia (the “Highland Facility”) and SublimeCulture Inc. (“Sublime”), with a facility in Laval, Quebec (the “Sublime Facility”, and together with the Highland Facility, the “MYM Facilities”). In connection with the MYM Transaction, a total of 10,073,437 Common Shares have been issued to the former holders of MYM Shares, resulting in former MYM shareholders holding approximately 15% of the total number of Common Shares (based on 67,156,470 Common Shares issued and outstanding immediately after closing).

In July, 2021, IMCC completed its new, state of-the-art logistics centre in Germany (the “Logistics Centre”) that will allow Adjupharm to internally manage all aspects of its supply chain including, the repackaging of bulk cannabis. IMCC expects that the Logistics Centre will strongly augment Adjupharm’s capabilities as a focal point for the Company’s European strategy. The Logistics Centre doubles Adjupharm’s footprint to approximately 8,000 square feet, upgrades the production facilities with state-of-the-art technology and increases cannabis storage capacity to seven tonnes.

On July 28, 2021, IMC Holdings entered into a definitive agreement in respect of the acquisition of the Pharm Yarok Group (the “Pharm Yarok Transaction”). The aggregate consideration for the Pharm Yarok Transaction is NIS 11,900,000 (approximately $4,600,000), of which NIS 3,500,000 (approximately $1,300,000) shall be invested in the Company at closing by the shareholders of Pharm Yarok Group in exchange for Common Shares. The closing of the Pharm Yarok Transaction was conditional upon receipt of all requisite approvals, including all requisite approval from the IMCA. Pharm Yarok is a leading medical cannabis pharmacy and trade company located in central Israel; Rosen High Way is a trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel; and HW Shinua is an applicant for a medical cannabis transportation license from the IMCA, the receipt of which would permit HW Shinua to transport large quantities of medical cannabis to and from Pharm Yarok’s pharmacy and Rosen High Way’s distribution centre and to and from third parties in the medical cannabis sector, including medical cannabis growing facilities, pharmacies, manufacturers and distribution centres across Israel. The Pharm Yarok Transaction was completed in March 2022. For more information, please see “General Development of the Business – Developments Following the Financial Year Ended December 31, 2021”.

On August 3, 2021, IMC Holdings and cbdMD executed a binding letter of intent that will grant IMC Holdings an exclusive right to import, sell, distribute and market cbdMD products in Israel using the cbdMD brand name and trademark, subject to the legalization of hemp-derived CBD for non-medical purposes in Israel.

On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the issued and outstanding ordinary shares of Vironna for total consideration of NIS 8,500,000 (approximately $3,330,000) comprised of NIS 5,000,000 (approximately $1,950,000) in cash and NIS 3,500,000 (approximately $1,350,000) in Common Shares to be issued on the closing date (the “Vironna Transaction”). Vironna is a leading pharmacy licensed to dispense and sell medical cannabis to licensed medical cannabis patients, located in central Israel and is one of the leading pharmacies in serving patients pertaining to the Arab population in Israel. The closing of the Vironna Transaction was conditional upon receipt of all requisite approvals, including from the IMCA. The Vironna Transaction was completed in March 2022.

On December 1, 2021, IMC Holdings signed a definitive agreement with Mr. Eitan Hevroni, Hevroni Entrepreneurship, Oranim Plus and Oranim Pharm, pursuant to which IMC Holdings will acquire 51.3% of the outstanding Oranim Plus common shares (the “Oranim Transaction”). Oranim Plus holds 99.5% of the rights in Oranim Pharm. The acquisition will result in IMC Holdings owning 51% of the rights in Oranim Pharm, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. As consideration for the Oranim Transaction, IMC Holdings will pay an aggregate purchase price of approximately NIS 11,940,000 (approximately $4,900,000), consisting of approximately NIS 10,400,000 (approximately $4,300,000) in cash (the “Oranim Cash Consideration”) and NIS 1,540,000 (approximately $630,000) payable in Common Shares (the “Oranim Consideration Shares”). The Oranim Cash Consideration will be paid in two instalments, with 50% paid at signing of the definitive agreement and the remaining 50% payable at the closing of the Oranim Transaction. The number of Oranim Consideration Shares issuable will be calculated based on the average closing price of the Common Shares on the NASDAQ over the 14 trading day period immediately preceding closing of the Oranim Transaction. The Oranim Transaction was completed in March 2022 upon receipt of all requisite approvals, including the required approval from the IMCA.

Developments Following the Financial Year Ended December 31, 2021

On January 13, 2022, the Company announced that Yael Harrosh, previously IMCC’s General Counsel, Business Director and Corporate Secretary, had been promoted to global Chief Legal and Operations Officer, effective immediately. Rinat Efrima was appointed as the new Chief Executive Officer of IMC Holdings. Ms. Efrima joined IMC Holdings in the first quarter of 2022.

In January 2022, Focus imported approximately 399 kilograms of premium indoor-grown Canadian dried cannabis flowers from TJAC and an additional supply partner, marking an important milestone in the execution of the IM Cannabis’ strategic objectives of vertical integration. The Group commenced the sale of imported cannabis flowers under its WAGNERS brand in the Israeli medical cannabis in Q1 2022.

In January 2022, Focus entered into a Revolving Credit Facility with Bank Mizrahi (the “Focus Facility”). The Focus Facility is guaranteed by Focus assets. Advances from the Focus Facility will be used for working capital needs. The Focus Facility has a total commitment of up to NIS 15,000,000 (approximately $6,000,000) and has a one-year term for ongoing needs and 6 month term for import and purchase needs. The Focus Facility is renewable upon mutual agreement by the parties on May 14, 2022 for up to two additional periods of 180 days. The borrowing base available for draw at any time throughout the Focus Facility and is subject to several covenants to be measured on a quarterly basis. The Focus Facility bears interest of Israeli prime interest plus 1.5% (approximately 3.3%) per annum

On February 1, 2022, the Company engaged international investor relations specialists MZ Group (”MZ”) to lead the Company's strategic investor relations and financial communications program across all key markets. The investor relations agreement between the Company and MZ (the ”MZ Agreement”) commenced on February 1, 2022 for a term of three months until April 30, 2022, and will automatically renew for an indefinite period, subject to termination by either party upon 30 days prior written notice. Pursuant to the MZ Agreement, MZ will be paid a fee of US$14,000 per month, plus applicable taxes. Subject to the terms of the MZ Agreement and if the MZ Agreement remains in effect as of August 1, 2022, the Company will issue to MZ 35,000 Common Shares at a price per share to be determined on the market price of the Common Shares on the CSE on the trading day prior to August 1, 2022, subject to applicable discounts permitted under CSE policies.

On March 14, 2022, the Company completed three strategic acquisitions previously announced in 2021: the Vironna Transaction, the Pharm Yarok Transaction and the Panaxia Transaction.

The Vironna Transaction was completed for total consideration of NIS 8,500,000 (approximately $3,330,000), of which NIS 5,000,000 (approximately $1,950,000) was paid in cash and NIS 3,500,000 (approximately $1,350,000) was paid in Common Shares. For satisfaction of the cash consideration component, NIS 3,750,000 (approximately $1,460,000) was paid at signing of the definitive agreement and the remaining NIS 1,250,000 (approximately $490,000) will be paid post-closing of the Vironna Transaction (the “Vironna Closing Date”). In satisfaction of the share consideration component, the Company issued 485,362 Common Shares at a deemed issue price of US$2.209 per share (approximately $2.8092), calculated based on the average closing price of the Common Shares on the Nasdaq for the 14 trading day period immediately preceding Vironna Closing Date. The shares issued to Vironna are subject to a staggered three-month lockup commencing on the Vironna Closing Date.

IMC Holdings completed the acquisition of all the outstanding ordinary shares of Pharm Yarok, and Rosen High Way. The acquisition of the outstanding ordinary shares of High Way Shinua is pending receipt of the requisite approval from the IMCA. The aggregate cash consideration for the Pharm Yarok Transaction was NIS 11,900,000 (approximately $4,600,000), of which NIS 8,400,000 (approximately $3,300,000) was paid at signing of the definitive agreements and the remaining NIS 3,500,000 (approximately $1,300,000) paid at closing. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way. A total of 523,700 Common Shares were issued at a deemed price of $2.616 for aggregate proceeds of $1,369,999.20. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

IMC Holdings acquired the Panaxia GDP License following receipt of the requisite IMCA approval, and assigned the Panaxia GDP License to IMC Pharma in accordance with the terms of the Panaxia Transaction. The aggregate consideration for the Panaxia Transaction was NIS 18,700,000 (approximately $7,200,000), of which NIS 7,600,000 (approximately $2,900,000) was paid in two cash instalments and NIS 11,100,000 (approximately $4,300,000) payable in Common Shares (“Panaxia Consideration Shares”). To satisfy the share consideration component of the Panaxia Transaction, the Company issued four installments of an aggregate of 934,755 Panaxia Consideration Shares between August 9, 2021 and March 15, 2022, with the deemed price of each instalment of Panaxia Consideration Shares determined based on the average closing price of the Common Shares on Nasdaq during the 10 trading day period immediately prior to issuance. The fifth and final installment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing. The Panaxia Transaction includes a further option to acquire, for no additional consideration, a pharmacy from Panaxia, including requisite licenses to dispense and sell medical cannabis to patients, that the Company has exercised (“Panaxia Pharmacy Closing”). The Panaxia Pharmacy Closing is expected to occur in Q3 2022.

On March 28, 2022, the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Oranim Transaction was completed for total consideration of NIS 11,940,000 (approximately $4,600,000), comprised of NIS 10,404,000 (approximately $4,000,000) and NIS 1,536,000 (approximately $600) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 5,202,000 (approximately $2,000,000) paid at signing of the definitive agreement and NIS 5,202,000 will be payable in the first quarter of 2023. In satisfaction of the share consideration component, the Company issued 251,001 Common Shares at a deemed issue price of US$1.899 per share (approximately $2.37) per share, calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market for the 14 trading day period immediately preceding March 28, 2022. The shares issued are subject to a staggered three-month lockup commencing on the date of issuance.

DESCRIPTION OF THE BUSINESS

Overview – Active Operation in Israel, Canada and Germany

IM Cannabis is a leading international cannabis company providing premium cannabis products to medical patients and adult-use recreational consumers. With operations in Israel, Canada, and Germany, the world’s three largest federally legal cannabis markets, the Company has developed its own proprietary import/export supply chain in order to efficiently deliver premium cannabis to patients and consumers under a uniform global branding umbrella.

The Company operates in Canada through Trichome and its subsidiaries TJAC and MYM, where it cultivates, processes and sells premium and super-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada and exports premium and super-premium medical cannabis to Israel and eventually to Germany. In Israel, the Company cultivates, imports, and distributes cannabis to local medical patients through its commercial relationship with Focus, with plans to import cannabis to supplement its operations of medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs operating through IMC Holdings. In Germany, the IM Cannabis ecosystem operates through Adjupharm importing and distributing cannabis to pharmacies for patients, acting as the Company’s entry point to a potential future Europe-wide distribution.

Israel

In Israel, the Group continues to expand IMC brand recognition and supply the growing Israeli medical cannabis market with its branded products. IMC Holdings developed the IMC brand of premium medical cannabis products, which has been cultivated over the last decade mainly by Focus, an Israeli licensed cultivator over which IMC Holdings exercises “de facto control” under IFRS 10, and its cultivation partners and then sold in the Israeli medical cannabis market. In addition to our locally grown medical cannabis by Focus and its cultivation partners, we are focused on importing premium indoor-grown dried cannabis from our Canadian Facilities as well as from world-leading cannabis suppliers. ’In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our globally integrated supply chain and coordinated team of compliance, regulatory and purchasing professionals, the Company is well-positioned to address the ongoing needs of medical cannabis patients in Israel.

In 2021, IMCC positioned itself to enter into the distribution and retail segments of the Israeli medical cannabis market by entering into agreements to acquire several leading pharmacies focused on medical cannabis in Israel, two licensed leading operating trading houses, along with a well-known nationwide home-delivery service, including call centre and online purchase activity, and customer service centre, which include:

•
Vironna, a licensed pharmacy, which ranks among the top 10 single cannabis dispensing points in Israel and is one of the largest pharmacies in Israel serving the rapidly growing Arab consumer segment of the medical cannabis market;

•	Pharm Yarok, a licensed leading medical cannabis pharmacy located in central Israel;

•	Oranim Pharm, one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area;

•	Rosen High Way, a trade and distribution centre providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel; and

•	The acquisition of Panaxia’s GDP License together with its trading-house operation and the Panaxia-to-the-Home Operation.

The Company believes that the above acquisitions positions IM Cannabis as one of the largest distributors of medical cannabis in Israel. The Company if focused on building a vertically-integrated retail chain, providing IM Cannabis products directly to patients, accessing and leveraging market data as well as providing a deeper understanding of consumer preferences. These acquisitions allow the Company to increase purchasing power with third-party product suppliers, offers potential synergies with its established call centre and online operations, achieves higher margins on direct to patient sales and creates the opportunity for up-sales across a growing range of products.

Through the acquisition of the Panaxia-to-the-Home Operation, the Company also plan to stay ahead of consumer trends and provide patients with accessible at-home delivery. The Company’s acquisition of the Rosen High Way, a trading house, and the Panaxia GDP License will expand its sales channels, distribution, delivery and storage capacity and strengthen the Groups’ ability to reach its clients directly.

Following the acquisitions of the Israeli Pharmacies and trading houses, which closed in the first quarter of 2022, IMC Holdings has become, through its recently acquired subsidiaries, a licensed medical cannabis retailer in Israel, and is in the process vertically integrating its Israeli operations. The Company expects that these developments will increase revenue and margins from its Israeli medical cannabis market activities. For more information, see “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021” and ““General Development of the Business – Developments Following the Financial Year Ended December 31, 2021”.

Canada

Following the successful completion of the Trichome Transaction and the MYM Transaction the Group’s global cannabis platform has evolved to now include the adult-use recreational cannabis market in Canada, in addition to its established medical cannabis operations in Israel and Germany.

Trichome is a Canadian subsidiary of IMCC, and through Trichome’s wholly-owned subsidiary, TJAC, operates as a Canadian Licensed Producer of cannabis products in the adult-use recreational cannabis market in Canada. TJAC operates two cultivation facilities in Ontario and sells products under the WAGNERS brand.

MYM, acquired by the Company through Trichome, is a Canadian cultivator, processor, and distributor of premium cannabis through its two wholly-owned subsidiaries: Highland and Sublime. MYM’s flagship brand, Highland Grow, is an ultra-premium brand sold in most provinces and territories throughout Canada.

Germany

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. The Company continues to lay its foundation in Germany, currently the largest medical cannabis market in the Europe.5 Leveraging its global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is on importing premium indoor-grown dried cannabis from the Canadian Facilities, which we believe will satisfy the rapid growth in demand for premium Canadian cannabis across a variety of strains and qualities.

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its new state-of-the-art Logistics Centre and its network of distribution partners to expand into other jurisdictions across the continent. The Company expects that the Logistics Centre will allow the Company to execute all aspects of its supply chain, including the repackaging of bulk cannabis and distribution capabilities.

The Company’s operating track record, accumulation of and ability to source data, supply and existing brand reputation in Israel and Canada offers the Company a competitive advantage in the German and European markets to build brand and industry recognition and support from physicians who prescribe medical cannabis products. Adjupharm’s ability to produce and distribute cannabis through Adjupharm’s certification as an EU-GMP producer and distributor in Germany with wholesale, narcotics handling, manufacturing, procurement, storage and distribution authority is granted by German regulatory authorities. The quantities permitted for import under the Adjupharm Licenses were updated in March 2022.

The Group does not currently have and is not in the process of developing marijuana-related activities in the U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352.

5 The European Cannabis Report – Edition 6, p. 93 -   https://prohibitionpartners.com/reports/

Principal Products and Brands

The IMC brand is well-known in the Israeli medical cannabis market. Leveraging its long-term success in the Israeli market, the Company launched the IMC brand in Germany in 2020.

Following the Company’s entry into the Canadian adult-use recreational cannabis market, the Company is now leveraging its vertical integration and applying a multi-country strategy and using its global platform and exporting its Canadian WAGNERS and Highland Grow brands to the Israeli and German medical cannabis markets. The Company believes that the sale of WAGNERS and Highland Grow into the Israeli and German markets can satisfy the increasing demand of both Israeli and German patients for indoor grown Canadian cannabis.

Israeli Medical Cannabis Business

The Company currently sells the IMC and WAGNERS brands in the Israeli market.

IMC brand gained its reputation for quality and consistency in the Israeli medical cannabis market over the past 10 years. In August 2020, a survey of licensed medical cannabis patients showed that the IMC brand is one of the top four most popular medical cannabis brands in Israel.6

In association with Focus, the Group maintains a portfolio of strains sold under the IMC umbrella that includes popular medical cannabis dried flowers and full-spectrum cannabis extracts.

In 2021, IMC was rebranded with a refreshed logo, packaging, design language and tone, with a bold new design to better position itself in the competitive Israeli medical cannabis market, creating a variety of available products for medical cannabis patients.  The IMC brand launched four different product lines as part of its rebranding:

The Signature Collection – The IMC brand’s high-quality product line with greenhouse grown, high THC cannabis flowers. This collection of products currently includes well known cannabis dried flowers such as Roma, Tel Aviv and London as well as newer strains launched in 2021 such as Mango Mint.

The Reserve Collection – The IMC brand’s premium product line with indoor-grown, high THC cannabis flowers. Launched in February 2022 with BC Pink Kush.

The Craft Collection – The IMC brand’s ultra-premium product line with indoor-grown, hang-dried and hand-trimmed, high THC cannabis flowers. Including exotic and unique cannabis strains such as Peanut Butter MAC, Wedding Crasher and Alien Sin Mint Cookies.

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain specific cannabis extracts including High THC Roma oil, balanced Paris oil and Super CBD.

6 According to a survey carried out by Cannabis Magazine among 519 patients licensed by the MOH to consume medical cannabis (Aug 2020, Israel).

Roma
T20/C4
London
T15/C3
Tel Aviv
T20/C4
Mango Mint
T20/C4
Dairy Queen
T15/C3

BC Pink Kush
T20/C4

Alien SinMint Cookies
T20/C4
Peanut Butter MAC
T20/C4
Cherry Punch
T20/C4
Wedding Crasher
T20/C4

IMC
ROMA
שמן קנביס רפואי
Medical
Cannabis Oil
T20/C4
PANAXI

IMC
SUPER CBD
שמן קנביס רפואי
Medical
Cannabis Oil
T1/C20
Total weight: 10g
PANAXI

IMC
PARIS
שמן קנביס רפואי
Medical
Cannabis Oil
T10/C10
Total weight: 10g
PANAXI

The WAGNERS brand launched in Israel during Q1 2022. For more information, please see “New Product Offering”.

Canadian Adult-Use Recreational Cannabis Business

In Canada, the Company’s product portfolio consists of dried flower, pre-rolls and pressed hash offerings under the premium WAGNERS brand and ultra-premium Highland Grow brand. The WAGNERS brand was launched by TJAC in mid-2021, while the Highland Grow brand was acquired through the acquisition of MYM in July 2021.

The WAGNERS brand offers high-quality cannabis on a consistent basis at an approachable price point for consumers. The Highland Grow brand offers cannabis consumers ultra-premium product, curated to their tastes. Both the WAGNERS and Highland Grow brands have proven to be very popular with consumers, each holding a top 3 position in Ontario across their respective price segments (year-to-date in 2022).7

WAGNERS and Highland Grow products are primarily sold in 3.5 gram flower and 3 x 0.5 gram flower pre-roll formats.  Other flower formats are available in certain provinces, such as 7 or 14 gram units. Hash is typically sold in 1, 2 and 4 gram formats.

7 Depletion and e-commerce sales data from Ontario Cannabis Store - Sale of Data report for period between January 1 – February 28, 2022 for dried flower product between $7.50 - $9.99/gram and above $12.99/gram.

Key WAGNERS flower and pre-roll strains include Cherry Jam, Pink Bubba, Blue Lime Pie, Purple Clementine, Dark Helmet and Silverback #4:

The Highland Grow brand portfolio includes six core flower strains: Gaelic Fire, White Lightning, Sensi Wizard, Cherry Burst, as well as two new strains added in Q4 2021, Gas Tank and Diamond Breath.

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products. The medical cannabis products sold in the German market are branded generically as IMC so as to rely on the Company’s brand recognition in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high THC flower strain in 2020.  In Q4 2021, Adjupharm launched a flower strain second high THC strain and two full spectrum extracts.

In July 2021, Adjupharm was recognized by the German Brand Institute with the “German Brand Award 2021”, recognizing its excellence in brand strategy and creation, communication and integrated marketing. The competitive advantage in Germany also lies in the Group’s track record, experience and brand reputation in Israel and proprietary data supporting the possible effectiveness of medical cannabis for the treatment of a variety of conditions.

IMC CANNABISBLÜTEN
SORTE: C01*
High CBD, Hybrid
IMC CANNABISBLÜTEN
SORTE: T01*
High THC, Indica
IMC CANNABISBLÜTEN
SORTE: T03*
High THC, Indica
imc
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
Inhalt: 30 ml
imc
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
Inhalt: 30 ml

New Products

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In conjunction with Focus and its cultivation partners cultivating Israeli-grown cannabis, the Company is also importing premium cannabis from the Canadian Facilities and from third-party supply partners. Canadian indoor-grown cannabis commands a premium to the Israeli consumer. The Company launched the BC Pink Kush cannabis flowers to its Reserve Collection during Q1 2022, and is planning to launch another cannabis flower, Berlin, to its Signature Collection in the beginning of Q2 2022.

The WAGNERS brand launched in Israel during Q1 2022, with premium indoor-grown cannabis from the Canadian Facilities. The WAGNERS brand in Israel offers premium, imported, indoor-grown flower at a competitive price point for the first time in the Israeli market, due to the Group’s vertically integrated global supply chain reducing costs across the chain.

The WAGNERS brand currently offers its Cherry Jam and Dark Helmet products in Israel with additional products expected to launch later in 2022.
We also plan to launch the Highland Grow brand in Israel later in 2022.

Canada

The Company has amassed a portfolio of more than 150 cannabis strains through the MYM Transaction, and we are regularly evaluating and bringing new strains to market. In Q4 2021, we launched Pink Bubba and Blue Lime Pie under the WAGNERS brand. The market reception of Pink Bubba has been strong, rivaling sales of our flagship Canadian strain, Cherry Jam. We also plan to launch four new strains in Q2 2022; Tiki Rain, Rainforest Crunch, Golden Ghost OG and Turpy Slurpy:

We have introduced pre-rolls under the Highland Grow brand for cannabis connoisseurs who also value convenience. In addition, we have launched new strains Diamond Breath and Gas Tank under Highland Grow brand.

In Q1 2022, we commenced distribution of a new brand, Dymond Concentrates, which will offer high-quality concentrates such as THCA diamonds, caviar, live resin, badder and shatter:

Germany

IM Cannabis started 2022 with the launch of a high CBD flower strain and is also currently in the process of launching its popular Canadian WAGNERS brand in the German medical cannabis market, importing cannabis flower from the Canadian Facilities. The expansion of our portfolio shows our commitment to providing German physicians and patients with the best available strains in the global cannabis market, giving them the opportunity to tailor their treatments to their patients’ individual needs.

Revenue

The following table shows the sales figures in thousands of dollars for each category of products that accounted for 15% or more of the total consolidated revenue of the Company for the financial years ended December 31, 2021 and 2020, derived from (a) sales to entities in which the Company maintains an investment accounted for by the equity method; (b) sales to customers, other than those referred to in (a); and (c) sales or transfers to controlling shareholders.

REVENUE BY PRODUCT TYPE
FINANCIAL YEAR	MEDICAL CANNABIS PRODUCTS	ADULT-USE RECREATIONAL CANNABIS PRODUCTS	OTHER PRODUCTS	TOTAL
2021	$26,449	$19,609	$8,242	$54,300
2020	$14,863	-	$1,027	$15,890

Production, Distribution and Sales in Principal Markets

Israel

Over the last decade Focus was the main cultivator of cannabis products sold under the IMC brand in the Israeli market. To supplement the growing demand, Focus entered into supply agreements with third-party cultivators in Israel. Since 2021, the Company focused on securing additional supply from its supply partners from outside of Israel, leveraging its improved purchase capabilities and global presence, as well as facilitating the import of indoor-grown premium and super-premium cannabis products. Importing from the Canadian Facilities aligns with the Company’s strategy in acquiring Trichome and MYM to serve as a long term, reliable source of supply to the Israeli and German medical cannabis markets.

Following cultivation or import of medical cannabis, in accordance with Israeli regulations, the medical cannabis products are packed by contracted licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local pharmacies in Israel through contracted distributors.

Focus is licensed by the IMCA to cultivate medical cannabis in the State of Israel. The Focus cultivation license is valid until July 3, 2022 (the “Focus License”). Focus was one of the initial eight medical cannabis producers licensed by Israeli regulatory authorities and has over 10 years of experience growing high-quality medical cannabis products for the Israeli medical cannabis market, under the guidance and knowledge provided to it by the Company and its master grower in Israel. The propagation license held by Focus expired on January 3, 2022, however the Group continue to maintain its proprietary genetics, and any propagation services, if required, will be provided by contracted third parties. The Focus Facility has approximately 300,000 square feet of cultivation capacity and a current annual output of up to 5,000kg of medical cannabis, which is supplemented by additional supply from contracted third-party Israeli medical cannabis cultivators.

In the second quarter of 2021, the Company, through Focus, imported medical cannabis flowers from a Canadian supply partner, and sold the imported medical cannabis products in the Israeli market under the IMC brand. In January 2022, the Company completed the import of premium indoor-grown Canadian dried cannabis grown in TJAC’s own cultivation facility in Canada. The Company expects to import additional premium dried cannabis flowers from its Canadian Facilities and its supply partners in Canada and elsewhere on a consistent basis going forward.

In 2021, the Company expanded into the retail and distribution segments of the Israeli medical cannabis market by entering into each of the Panaxia Transaction, the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction.

All of the Israeli Pharmacies are licensed by the IMCA to sell finished medical cannabis products to licensed medical cannabis patients in Israel. The Israeli Pharmacies provide a variety of medical cannabis products. The Israeli Pharmacies source their medical cannabis product supply directly from licensed medical cannabis companies or through licensed distributors and suppliers.

The Company’s acquisition of the Rosen High Way and the Panaxia GDP License expand its sales channels, distribution, delivery and storage capacity and strengthen the Groups’ ability to reach medical cannabis patients directly and efficiently.

Canada

Following the Trichome Transaction, the Company has been engaged in the cultivation and sale of cannabis products in the adult-use recreational cannabis market in Canada through TJAC. TJAC holds the Standard Processing, Standard Cultivation and Sale for Medical Purposes licenses (collectively the “TJAC Licenses”) issued by Health Canada, which permit it to cultivate, produce, extract and sell cannabis products in Canada.

TJAC operates an approximately 32,050 square metre indoor cultivation facility (the “Indoor Facility”), with approximately 4,340 square metres of space for the cultivation of cannabis. All of TJAC’s cultivation occurs at this site, as well as certain processing activities, such as plant drying, bucking and trimming. Current cultivation capacity at the Indoor Facility is approximately 7,000kg per year, with the potential for approximately twice the amount of production in the next 12-24 months, subject to capital investment and procedural optimization. In addition, TJAC operates another facility of an approximately 1,400 square metres, which is the site where certain processing and all packaging, sales and shipping activities of the business occur (collectively with the Indoor Facility, the “TJAC Facilities”). The TJAC Facilities are located in Kitchener, Ontario and are operated pursuant to certain lease agreements (the “TJAC Leases”). The TJAC Licenses for the TJAC Facilities are valid until August 28, 2023.

Trichome was initially formed in 2017 as a specialty finance company focused on providing capital solutions to the global legal cannabis market. In August 2020, Trichome began winding down its loan portfolio to focus on operating TJAC as its sole line of business.

On July 9, 2021, following the acquisition of MYM, the Company furthered its presence in the Canadian adult-use recreational market with the addition of the ultra-premium Highland Grow brand.

MYM operates two licensed facilities: the Highland Facility, which operates as a cultivation and processing facility that is home to the Highland Grow brand, holding of a Standard Cultivation Licence issued under the Cannabis Act and Cannabis Regulations; and the Sublime Facility, which operates as an indoor growing facility, holding a Standard Cultivation Licence. The Highland Facility is currently built to approximately 530 square metres of cultivation and storage space. The Sublime Facility is currently built to 930 square metres and has the potential to be expanded upon proper licencing. The Sublime Facility is intended as a cutting edge, highly optimized facility to be used for genetics research and pheno-hunting, storage of dried cannabis, and the production of clones and seeds for sale. It includes a mothering and cloning area, allowing for exceptional genetic development and archiving. The Sublime Facility operates pursuant to a certain lease agreement (the “Sublime Lease”). The license for the Highland Facility is valid until November 27, 2023 and the license for the Sublime Facility is valid until January 31, 2023.

TJAC and Highland Grow are currently authorized to sell into the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, New Brunswick, Newfoundland and Labrador, Prince Edward Island, the Yukon, the Northwest Territories, and Nunavut. Highland Grow is also authorized to sell into Nova Scotia.  In each of the provinces, other than Saskatchewan and Manitoba, TJAC and Highland Grow sell their cannabis products to provincially owned wholesalers, who in turn sell and distribute directly to privately owned retailers or direct to consumers online. In Saskatchewan and Manitoba, TJAC and Highland Grow sell their products to a third-party, intermediary wholesaler who then sells and distributes TJAC’s and Highland Grow’s products to the province’s retail stores. In addition, TJAC expects to enter the Quebec market pending regulatory approval in the province.

In order to supplement their own cultivation, TJAC and Highland Grow regularly enter into one-time, business-to-business purchase and sale agreements with other Licensed Producers, on an as-needed basis, in order to back-fill its own purchase orders from the provinces.

Europe

The Company replicated its Israeli business strategy and established its medical cannabis brand in the German market through Adjupharm, a certified EU-GMP producer and distributor in Germany with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits (the “Adjupharm Licenses”). Adjupharm serves as the Company’s flagship European outpost for sales and distribution.

While the Company does not currently distribute products in any other European countries outside of Germany, the Company intends to leverage the platform established by Adjupharm in Germany and its network of distribution partners to expand to other jurisdictions across the continent in which medical cannabis is legal.

Germany

The Company’s European strategy is centred in Germany, whose medical cannabis market is currently considered the largest in Europe.8 Adjupharm serves as the Company’s principal operating hub in the German market.

The Company continues to develop Adjupharm as its European hub and to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country. The Company’s objective is to capture a significant market share in Germany by working directly with distributors to increase market reach for products bearing the Company’s brands.

Adjupharm currently manufactures and distributes IMC-branded medical cannabis products to pharmacies and distribution partners in Germany pursuant to sales and distribution agreements. Adjupharm sources its medical cannabis products from strategic partners, including various Canadian and pan-European EU-GMP suppliers. In addition, the Company plans to export medical cannabis products to Germany from its Canadian cultivation facilities in 2022, subject to regulatory approvals, to be sold and distributed by Adjupharm under the Company’s brands in the German medical cannabis market.

The Company currently has approximately 8,000 square feet of warehouse space and EU-GMP production capacity in Germany, following the completion of an expansion process at the state-of-the-art Logistics Centre, upgrading its production technology and increasing its storage capacity to seven tonnes of cannabis. The Company expects that the Logistics Centre will allow the Company to execute all aspects of its supply chain including the repackaging of bulk cannabis and distribution capabilities.

Adjupharm relies on its sales and distribution agreements to supply and distribute IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies. There are approximately 19,000 community pharmacies in Germany, each of which is permitted to create and dispense medications, including medical cannabis, pursuant to physician prescriptions.9 In 2021, Adjupharm expanded its internal and external sales department and focused on increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products. The competitive advantage in Germany lies in the Group’s track record and brand reputation in Israel and proprietary data supporting the effectiveness of medical cannabis for the treatment of a variety of conditions.

8 Health Europa, June 23, 2020. https://www.healtheuropa.eu/exploring-growth-in-the-european-medical-cannabis-market/100849/
9 Federal Union of German Associations of Pharmacists: Figures Data Facts 2021

Specialized Skill and Knowledge

The Group relies on the expertise of its personnel to provide value to its clients. The Group has over 10 years of experience in cultivating, propagating and processing cannabis under the guidance of experienced master grower, Doron Reznik. Following the IMC Restructuring, IMC Holdings retained its master grower to continue providing cannabis cultivation and production advice exclusively to Focus and Focus’ third-party cultivation partners. In Canada, Trichome and its subsidiaries employ teams of highly specialized individuals with significant backgrounds and experience in cultivation, plant health, operations planning, and processing at their Canadian Facilities.

Competitive Conditions

The medical and recreational cannabis industries in which the Group operates is, and is expected to remain, very competitive. Cannabis companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. The cannabis sector is in a high growth phase, with market participants engaged in significant expansion across global legal jurisdictions. The Company is working to achieve a leadership position in the cannabis industry by taking advantage of IMC brand recognition, earning superior margins as a fully integrated business, and leveraging its vast know-how and experience.

The Group faces competition in Israel from similar established medical cannabis brands and manufacturers in the domestic market. The Company expects that its experience and track record, attained via the combination of Focus’ operations over the past decade and IMC brand recognition, will distinguish its offerings from competitors in the Israeli market. In addition, the Company believes that with its integrated supply chain and indoor cultivation in Canada permitting the export of premium and super-premium cannabis products to Israel, following the successful acquisition of the Canadian Facilities, it is uniquely positioned to address the needs of medical cannabis patients and customers.

The Company’s European operations will face competition from other entities licensed to cultivate, produce and distribute medical cannabis products in each respective jurisdiction. In Germany, Adjupharm will compete with a number of licensed manufacturers and distributors including currently established entities, expected new market entrants, and domestic producers of cannabis. Competitors vary from well-capitalized businesses with substantial operations and revenues to smaller or newer market entrants.

The Canadian adult-use cannabis market is highly competitive, with over 800 active Licensed Producers in the country selling cannabis products across multiple segments and various quality and price points.  The Company believes that it is attractively positioned with WAGNERS and the Highland Grow brand, as evidenced by its market share growth, given product quality, which exceeds competitors at similar price points.  As additional producers become licensed to sell product in the Canadian market, the Company believes that TJAC’s premium cultivation assets put the Company in a strong competitive position to continue to supply the premium and ultra-premium markets in Canada in a profitable manner, at current price points, or in the event the Canadian market saw price compression in the premium markets.

Components

The Group’s ability to operate the business is dependent on its ability to source raw materials, skilled labour, and equipment from its supply partners around the world. In particular, required production inputs include but are not limited to biological assets, utilities, product packaging, and specialized equipment for propagating and cultivating cannabis. Although the Group does not foresee an issue with the availability of these inputs as needed, the Group is wary of any increases in pricing for such inputs. If prices of inputs were to significantly increase, this may cause a material adverse effect on the Group’s business operations and financial condition. See “Risk Factors – Reliance on Key Business Inputs” below for additional details.

Intangible Properties

The Company relies on the licensing of its brand in Israel to widen its reach and offer branding, marketing and other related services to participants in the Israeli medical cannabis industry. The Group also plans to rely on the IMC brand to facilitate the distribution of cannabis products in international markets. The Group owns trademarks and trade secrets that allow it to serve a range of cannabis industry participants.

“IMC” is a registered trade name and trademark valid in Israel through May 2027, in Germany and in Portugal through the World Intellectual Property Organization through November 2027. In Canada, the Company applied for registration of the IMC name for use in connection with various food supplements, vitamins, minerals and proteins and is awaiting a response to its submissions. As of the date of this AIF, the pending trademark application has been examined by Canada Patent and Trademark Office. The opposition period ended on 19 March 2022 and the Company is waiting for registration.

In February 2022, the Company successfully completed the registration of its well-known medical cannabis brand strain “ROMA” as a trade name in Israel and is valid through July 2031. In addition, the Company commenced trademark applications for its new branding and the name “I AM Cannabis” in Israel.

TJAC has also commenced a trademark application for the name “WAGNERS” in Canada.

Cycles

The demand for both medical cannabis products and recreational cannabis products is not materially influenced by seasonal or cyclical trends, and subject to the continued increase in demand in the medical cannabis market10 in Israel is consistent year-round. In Canada11, some seasonality is noticeable in terms of sales volumes, whereby Q4 is typically the highest selling quarter in terms of volume due to the holiday season. Q1 is typically the lowest selling quarter in terms of volume as a result of increased stocking by the provinces in Q4 to meet the increased demand during the holiday season. Overall, the impact is relatively marginal. In addition, the Company’s cultivation strategy, as well as its globally integrated supply chain and its ability to secure additional supply from its cultivation and supply partners, allow it to provide consistent supply of cannabis products to its customers in all jurisdictions all year-round.

Economic Dependence

In Israel, the Company is substantially dependent on several categories of commercial agreements to ensure the continuity of its operations and maintain its revenues, including:

•
The Commercial Agreements, whereby IMC Holdings derives economic benefit from Focus and whereby Focus (i) uses the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engages IMC Holdings to provide certain management and consulting services. As a result of the Company’s commercial relationship with Focus, it is dependent on Focus maintaining the Focus License, the Focus Lease Agreement and the Focus Facility in good standing, as well as any ancillary licenses required to carry on its operations in the Israeli medical cannabis industry.

On January 1, 2021, the Company amended the terms of each of the Commercial Agreements to align the consideration with implementation of the Company’s transfer pricing framework. The amendments to these agreements constituted a “related party transaction” as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The Company was exempt from the formal valuation requirement under Section 5.5(a) and the minority approval requirement under Section 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the amendments, as determined by the Board, did not exceed 25% of the Company's market capitalization on the date of such amendment.

•	Supply agreements with third party cannabis cultivators and suppliers to meet the Israeli market’s demand for the Company’s products.

•
Purchase orders received from time to time for the sale of the Company’s products to pharmacies or distributors, either in association with Focus or through the Company’s direct trading house operations.

•	Ongoing retail purchases of the Company’s products sold at the Israeli Pharmacies by Israeli medical cannabis patients.

10 IMCA - Up-to-date data from patient licenses (December 2021). P. 2 [Hebrew] https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-december-2021.pdf
11https://www150.statcan.gc.ca/t1/tbl1/en/tv.action?pid=2010000801&pickMembers%5B0%5D=2.30&pickMembers%5B1%5D=3.1&cubeTimeFrame.startMonth=01&cubeTimeFrame.startYear=2020&cubeTimeFrame.endMonth=02&cubeTimeFrame.endYear=2021&referencePeriods=20200101%2C20210201

For additional information on potential risks arising from the Company’s economic dependence on Focus, its commercial and supply agreements with third parties and its pharmacy operations, see “Risk Factors” below.

In Germany, Adjupharm is substantially dependent on the supply, sales and distribution agreements with suppliers and German distributors, as listed and described under “General Development of the Business – Developments Following the Reverse Takeover Transaction”. Any failure to maintain the Adjupharm License in good standing could have a material adverse effect on the Group. For additional information on potential risks arising from the Company’s dependence on Adjupharm’s operations, see “Risk Factors” below.

In Canada, TJAC and Highland Grow rely on and are substantially dependent on supply agreements for the sale of its products with certain provinces in Canada, with particular concentration in Ontario, Alberta, and Manitoba, in order to maintain revenues. A loss of one or a number of such supply agreements could materially impact TJAC’s and/or Highland Grow’s profit margins for the foreseeable future by requiring TJAC and/or Highland Grow to sell at lower margins through alternative sales channels, unless more suitable sales arrangements could be secured. Furthermore, in light of this dependence, any failure to maintain the TJAC Licenses or the TJAC Leases or the MYM Licenses or the Sublime Lease in good standing could have a material adverse effect on the Group. For additional information on potential risks arising from the Company’s dependence on its Canadian operations, see “Risk Factors” below.

Changes to Contracts

There were no changes to contracts that materially affected the Company’s financial year ended December 31, 2021. As of the date of this Annual Information Form, the Company does not anticipate being materially affected by the renegotiation or termination of any material contracts or sub-contracts in the current financial year.

Environmental Protection

The Group’s operations are subject to local environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company places great importance on being a constructive and responsible contributor to the environment and incurs ongoing costs and obligations to ensure compliance with all applicable environmental and employee health and safety matters.

Employees

As of December 31, 2021, the Company and its subsidiaries employed approximately 283 employees and Focus employed approximately 56 employees.

As of the date of this Annual Information Form, the Company and its subsidiaries employ approximately 336 employees and Focus employs approximately 50 employees.

Regulatory Framework

To operate its business, the Company must abide by applicable medical cannabis laws in those countries in which it operates, namely Israel, Germany and Canada. Each jurisdiction has unique laws and regulations on the propagation, cultivation, production, distribution, use, import and export of medical cannabis products and the current regulatory frameworks continue to evolve. The Company cooperates with the regulatory authorities in those jurisdictions in which it operates to ensure that it is at all times in full compliance with applicable laws, rules and regulations.

Israel

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance12 and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.13 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 10614 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis (MS), amyotrophic lateral sclerosis (ALS), and post-traumatic stress disorder (PTSD).

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).15 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

12 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [Hebrew]
https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
13 Israeli Government Res. No. 3609 [Hebrew], August 7th, 2011 https://www.gov.il/he/Departments/policies/2011_des3609
14 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis
https://www.health.gov.il/hozer/CN_106_2019.pdf  (in Hebrew)
15 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf

The MOH has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification).

Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity.

The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,16 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.17

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

As of the date of this Annual Information Form, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. These initiatives were not accepted; however they are viewed as first steps towards more comprehensive legislation towards the legalization of adult-use recreational cannabis. Members of the Israeli government continue to affirm their commitment to the legalization of adult-use recreational cannabis.

16 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
17 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount.

Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022. For more information, please see “Legal Proceedings and Regulatory Actions – Legal Proceedings – Supreme Court of Justice 2335/19”.

Germany

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the recreational market. So far, however, there have been no visible further developments in this regard. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Unlike cannabis, CBD is not subject to German narcotics laws and may or may not be subject to German drug laws, depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food”. In light of the above, various products containing CBD can be found in the German market.

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis.18 In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.19

18 www.bfarm.de/DE/Bundesopiumstelle/Cannabis/Cannabisagentur/_node.html
19 www.bfarm.de/DE/Bundesopiumstelle/Cannabis/Cannabisagentur/_node.html

The Cannabis Agency has no influence on the actual retail price of medical cannabis products, and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Import Volumes and Procedures

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP Standard Guidelines and manufacture in compliance with EU-GMP Standard Guidelines20 and certifications.21 All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention, and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

20 The point at which GACP ends and GMP begins differs for flowers and extracts.
21 The certificates may usually be a maximum of 2-3 years old and must come from a European authority, unless there are facilitations based on an MRA/ACAA.

Canada

The Cannabis Act and the Cannabis Regulations came into force on October 17, 2018, legalizing the sale of adult-use recreational cannabis. The Cannabis Act and Cannabis Regulations establish a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of adult-use recreational cannabis.

On October 17, 2019, amending regulations titled the Regulations Amending the Cannabis Regulations came into force that, among other things, expanded the scope of the Cannabis Act and Cannabis Regulations to enable the sale of certain categories of cannabis, including cannabis extracts, topicals and edibles, and set THC content limits for certain categories of cannabis products.

Licensing

The Cannabis Regulations establish six classes of licenses under the Cannabis Act: (i) cultivation licences, including standard cultivation, micro-cultivation and nursery sub-classes; (ii) processing licences, including standard processing and micro-processing sub-classes; (iii) analytical testing licences; (iv) sales for medical purposes licences; (v) research licences; and (vi) cannabis drug licences. These licences are valid for a period of up to five years. Licence requirements and rules differ depending on the class and/or sub-class of the licence.

Security Clearances

Certain people associated with cannabis licensees must hold a valid security clearance issued by Canada’s Minister of Health. For example, in the case of corporations that hold licences for cultivation, processing or sale, directors, officers and other individuals who exercise, or are in positions to exercise, direct control over the corporation are required to hold such a security clearance. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. Accordingly, Health Canada introduced the Cannabis Tracking and Licensing System, whereby licence holders are required to use this online system to submit monthly tracking reports, new license applications and licence renewal requests, among other things. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act provides the Minister with the authority to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products

The Cannabis Act and Cannabis Regulations, as amended, set out the requirements for the sale of dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, cannabis edibles, cannabis extracts and cannabis topicals. Among other requirements, THC content limits are prescribed depending on the product category.

Packaging & Labelling

The Cannabis Regulations set out detailed requirements pertaining to the packaging and labelling of cannabis products that seek to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products and packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require package labels to include, among other information, the class of cannabis and the name, phone number and email of the licensed cultivator or processor, the standardized cannabis symbol and information pertaining to the THC and CBD content. Specific requirements vary depending on the product category of cannabis.

Promotion

The Cannabis Act prohibits the promotion of cannabis, cannabis accessories and cannabis-related services unless authorized by the Cannabis Act through certain exceptions prescribed in the Cannabis Act and the Cannabis Regulations.

Medical Cannabis

In addition to governance of recreational cannabis activities, the Cannabis Regulations also govern the regulatory framework associated with medical cannabis in Canada. Prior to the coming into force of the Cannabis Act and Cannabis Regulations, the sale of medical cannabis was permitted under the ACMPR. Although the ACMPR was replaced by the Cannabis Act and Cannabis Regulations, the new rules were not significantly different from the previous rules; changes were made to improve patient access, ensure consistency with recreational cannabis rules, and reduce the risk of abuse within the medical access system.

Provincial and Territorial Regulatory Framework

While the Cannabis Act provides for the regulation of adult-use cannabis production by the federal government, provincial and territorial governments maintain authority to regulate other aspects of adult-use recreational cannabis activities such as sale and distribution, minimum age requirements, and places where cannabis can be consumed.

The following chart summarizes the basic recreational cannabis regimes in place as of the date of this Annual Information Form:

Province or Territory	Minimum Age to Purchase Recreational Cannabis Products	Private and/or Public Operated Retailers	Online Sales
Alberta	18	Private and Public	Yes (Public only)
British Columbia	19	Private and Public	Yes (Public only)
Manitoba	19	Private	Yes
New Brunswick	19	Public	Yes
Newfoundland and Labrador	19	Private and Public	Yes (Public only)
Nova Scotia	19	Public	Yes
Ontario	19	Private and Public	Yes (Public only)
Prince Edward Island	19	Public	Yes
Quebec	21	Public	Yes
Saskatchewan	19	Private	Yes
Northwest Territories	19	Private and Public	Yes (Public only)
Nunavut	19	Private and Public	Yes
Yukon	19	Private and Public	Yes (Public only)

Bankruptcy

No voluntary or involuntary bankruptcy, receivership or similar proceedings have been engaged against the Group during the financial years ended December 31, 2021, December 31, 2020, December 31, 2019. No proceedings have been engaged against Focus, the Company or any of the Company’s subsidiaries as of the date of this Annual Information Form.

Reorganizations

Other than as described below, no material reorganizations of the Company or any of its subsidiaries have taken place within the financial years ended December 31, 2021, December 31, 2020, December 31, 2019, or as of the date of this Annual Information Form, and there are no proposed reorganizations as of the date of this Annual Information Form.

On October 11, 2019, the Company completed the Reverse Takeover Transaction. The Reverse Takeover Transaction was effected by way of a “triangular merger” between the Company, IMC Holdings and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law. The Board and management of the Company were reconstituted and subsequently led by Oren Shuster. As a result of the Reverse Takeover Transaction, the Company changed its business from mining to the international medical cannabis industry. Upon the completion of the Trichome Transaction, the Company expanded its activities to the Canadian recreational cannabis industry.

Social or Environmental Policies

The Company has not implemented any specific social or environmental policies that are fundamental to the Company’s operations, other than as stated below. However, the Company consults with local advisors to ensure that the Group is in compliance with local environmental laws in each of the Group’s operational jurisdictions.

TJAC and MYM have drafted and implemented very strict health and safety policies governing employee operations regarding hearing protection, eye protection and respiratory protection that supersedes minimum levels suggested by the Canadian Ministry of Labour.

RISK FACTORS

There are certain risks associated with owning securities of the Company that holders should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company, cause the price of its securities to decline and cause future results to differ materially from those described herein. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Company’s securities could decline, and holders may lose all or part of their investment. In addition to the risks described elsewhere in the Company’s filings on SEDAR at www.sedar.com, holders of securities should carefully consider each of, and the cumulative effect of all of, the following risk factors.

The cannabis-related business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH in Israel, Health Canada in Canada and BfArM in Germany, relating to the grow, propagate, manufacture, marketing, management, transportation, storage, distribution, sale, pricing and disposal of dried and fresh cannabis, cannabis plants and seeds, edible cannabis, cannabis extracts and cannabis topicals, in Canada and dried and fresh cannabis, cannabis seeds, clones and plants and cannabis extracts in Israel and in Germany. The Group’s operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

Consolidation of Certain Financial Results under IFRS 10 and Maintenance of Common Control

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Subsequent to the IMC Restructuring, the Company analyzed the terms of the contractual agreements with Focus (including the Commercial Agreements and the Focus Agreement) in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

(a)	the Company receiving economic benefits from Focus (and the terms of the Commercial Agreements cannot be changed without the approval of the Company);

(b)
the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the CEO, director and a promoter of the Company, and Rafael Gabay, a former consultant director, a former consultant and a promoter of the Company;

(c)
Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(d)	the Company providing management and support activities to Focus through the Services Agreement.

Accordingly, under IFRS 10, the Company has “de facto control” over Focus, and therefore consolidates the financial results of Focus in the Company’s financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain “de facto control” over Focus as defined under IFRS 10 could alter the Company’s consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

For the period ended December 31, 2021, the Company analyzed the terms of the definitive agreements with each of its Consolidated Entities in accordance with accounting criteria IFRS 10. Viewed as effectively exercising control over these Consolidated Entities, the Company consolidate the financial results of the Consolidated Entities as of the date of signing each such definitive agreement. Each of the definitive agreements for the Panaxia Transaction, the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction provide the Company with the power to unilaterally make all decisions regarding the financial and operating policies of each of the Consolidated Entities and the right to obtain all related economic benefits. The Panaxia Transaction, the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction were completed in the first quarter of 2022. For further information on the closing the transactions, please see “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”.

Ownership of Focus

There is a risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus and/or determine that the Company is in contravention of Israeli cannabis regulations. Namely, prior approval of the IMCA is required for any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. Any contravention of Israeli cannabis regulations could jeopardize the good standing of the Focus License. Such a determination may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results or financial condition.

Involvement in the Israeli Cannabis Industry

Following the completion of the Panaxia Transaction, the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction (as described in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments Following the Financial Year Ended December 31, 2021”), the Company, through IMC Holdings, is now licensed to directly engage in the storage, distribution, transportation and sale of medical cannabis products in Israel (the “Israeli Cannabis Activities”) in accordance with the current Israeli regulatory medical cannabis framework, which requires, among other things, pre-approvals by the IMCA of all directors, officers and shareholders holding over 5% of the  license applicant and applies limitations on future securityholdings. Furthermore, due to the uncertainty related to the broad administrative discretion of the IMCA over the activities in the medical cannabis industry in Israel, the aforementioned approvals and restrictions may apply to the Company and its shareholders by virtue of a subsidiary engaging in Israeli Cannabis Activities. Any inability of the Company or any of its subsidiaries to comply with IMCA regulations could lead to enforcement action by the IMCA that impacts the ability of the Company to operate the Israeli Cannabis Activities, resulting in a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Governmental Regulation

Israel – MOH Regulation

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of Focus and of the Israeli Pharmacies, Rosen High Way and IMC Pharma (the Israeli Pharmacies, Rosen High Way and IMC Pharma are collectively, the “Israeli Licensed Companies”), which can include the power to limit or restrict business activities, the import and export of cannabis products and the imposition of additional quality criteria and disclosure requirements on the products and services provided by Israeli Licensed Companies and Focus. Achievement of the Israeli Licensed Companies and Focus business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Company cannot predict the time required for the Israeli Licensed Companies or Focus to secure all appropriate regulatory approvals for the products and activity, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Israeli Licensed Companies and/or the Focus business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Israeli Licensed Companies and/or Focus products or services in any way, this could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Canada – Health Canada Regulation

The Canadian cannabis market is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations, which include a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for adult use recreational and medical use.

On October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada’s administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of adult-use recreational cannabis within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches. These provincial and/or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of adult-use recreational cannabis in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Companycurrently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licenced cannabis producers on adult-use recreational cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use recreational cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company’s margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

The adult-use recreational cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the adult-use recreational and medical cannabis markets which are described elsewhere in this section. If any of these shared risks occur, the Company’s business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use recreational cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against the Company.

Germany – BfArM Regulation

Legalization in Germany applies only to cannabis stemming from cultivation for medicinal purposes under state control and in preparations as finished medicinal products, in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia.

The import, export and distribution of medical cannabis currently requires a wholesale permit pursuant to the AMG and a distribution permit for narcotics pursuant to the BtMG. Manufacturing operations require authorizations pursuant to AMG. All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the BfArM. The import of medical cannabis from other EU and non-EU countries requires quantity-based import licenses pursuant to the BtMG. In addition, for imports from a non-EU country, an import certificate pursuant to the AMG is required and in certain circumstances, depending on the import source, a general import permit may also be required under the AMG.

The Cannabis Agency, a cannabis division of the BfArM is overseeing the cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. The Cannabis Agency has no influence on the actual retail price of medical cannabis products. The responsibilities of the Cannabis Agency are based on the requirements of the Narcotic Convention. The Cannabis Agency is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name. The Cannabis Agency contracted with a distributor that was selected in a Europe-wide tender procedure and commissioned it to carry out the distribution of medical cannabis products in accordance with all pharmaceutical and narcotic legal requirements.

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention. Pursuant to Narcotic Convention, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board. The estimates are also required to be reported by the BfArM by June 30th of each year.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency. Medical cannabis products imported pursuant to an import license under the BtMG and AMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs.

Failure to comply with the laws and regulations applicable to the Company's operations may lead to possible sanctions, including revocation or suspension of licences (and thus the Company's inability to operate), recalls and withdrawals (both regulatory and as a result of competition law proceedings), the loss of eligibility as a corporate body of a corporation or as a medicinal product or narcotics law functionary (and thus the Company's inability to operate), flanked by administrative fines for regulatory offences, fines and imprisonment for criminal offences as well as administrative orders (requirements, prohibitions, etc.) as well as competition law warnings and proceedings (such as injunctions).

Reliance on Licensing

Israel – Reliance on the Israeli Licenses

The Company’s ability to produce, store, import, distribute and sell cannabis in Israel is dependent on the Israeli Licensed Companies and Focus maintaining the Israeli Licenses with the IMCA. Failure to comply with the requirements or any failure to maintain the Israeli Licenses would have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantees that the IMCA will extend or renew any of Israeli Licenses as necessary or, if it extended or renewed, that any of the Israeli Licenses will be extended or renewed on the same or similar terms. Should the IMCA not extend or renew any of Israeli Licenses or should it renew any of the Israeli Licenses on different terms, the business, financial condition and results of the operations of the Companywould be materially adversely affected.

Canada – Reliance on the Canadian Licenses

The Company’s ability to produce, store and sell cannabis and derivate products in Canada is dependent on TJAC and MYM maintaining the Canadian Licenses. Failure to comply with the requirements of the Health Canada issued licenses or any failure to maintain their respective licenses would have a material adverse impact on the business, financial condition and operating results of the Company.

Although management believes it will continue to meet the requirements of the Cannabis Act for extension of the Canadian Licenses, there can be no guarantee that Health Canada will extend or renew the applicable licences or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew each of the Canadian Licenses, or should it renew the Canadian Licenses on different terms or not provide the amendments as requested for anticipated capacity increases, the business, financial condition and results of the operations of the Companywill be materially adversely affected. TJAC and MYM have also each been issued a cannabis license under the Excise Act which is required to package and distribute cannabis as described herein.

Prior to the expiry of each licence, TJAC and MYM must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licence or any failure to renew the licence would have a material adverse impact on the business, financial condition, results of operations and prospects of the Company. The Company is not currently aware of any circumstances that would impede the renewal of any of its Canadian Licences.

Germany – Reliance on the Adjupharm Licenses

The Company’s ability to produce and distribute cannabis through Adjupharm’s certification as a EU-GMP and EU-GDP producer and distributor in Germany with wholesale, narcotics handling, manufacturing, procurement, storage and distribution authority is granted by German regulatory authorities.  As of the date of this Annual Information Form, the quantities for import under the Adjupharm Licenses were updated on March 4, 2022. Failure to comply with the requirements of the BfArM issued licenses or any failure to maintain their respective licenses would have a material adverse impact on the business, financial condition and operating results of the Company.

Reliance on Licensed Facilities

Israel – Reliance on the Company’s Facilities

The Focus Facility

The Focus License is specific to the Focus Facility and both must remain in good standing for Focus to conduct the medical cannabis activities authorized thereunder. Adverse changes or developments affecting the Focus Facility, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Any breach of the Focus Lease Agreement or any failure to renew the Focus Lease Agreement, on materially similar or more favorable terms, may also have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, and could also have an impact on Focus’ ability to continue operating the Focus Facility under the Focus License or to renew the Focus License.

The Focus Facility is subject to state and municipal regulation and oversight, including the acquisition of all required regulatory and ancillary permits to conduct operations or undertake any construction. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on Focus’ ability to maintain the Focus Lease Agreement and/or keep the Focus Facility in good standing, and to continue operating under the Focus License or the prospect of renewing the Focus License.

In December 2020, the municipal committee presiding over planning and construction in southern Israel (the “Construction Committee”) advised Focus that it was the subject of certain allegations regarding inadequate permitting for construction relating to the Focus Facility (the “Construction Allegations”). Focus’ shareholders, officers and directors, including Oren Shuster and Rafael Gabay, received a summons and have testified before the Construction Committee. In January 2021, the MOH advised Focus that it had received a complaint of the same nature as the Construction Allegations (the “MOH Allegations”).  On July 11, 2021, the Company was informed that a claim was filed by Construction committee against Focus, Focus’ directors, shareholder, officers, and certain landowners, including Oren Shuster and Rafael Gabay, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”). A hearing is set to June 13, 2022. At this preliminary stage, based on the opinion of its legal counsel, Focus’ management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

Potential consequences of any negative outcome of the Construction Proceedings may include, but are not limited to: (i) criminal charges against defendants; (ii) monetary penalties or fines; (iii) temporary or permanent suspension of the Focus License; and (iv) other consequences that may limit, in part or as a whole, Focus’ operations under the Focus License. A negative outcome to the Construction Proceedings or the MOH Allegations may have a material adverse effect on the business, results of operations and financial conditions of the Company.

The Israeli Facilities

The Israeli Licenses are specific to each respective Israeli Facility holding such license and therefore both the license and the facility must remain in good standing for each the Israeli Pharmacies and the Company’s trading houses to be able to conduct the Israeli Cannabis Activities authorized thereunder. Adverse changes or developments affecting the Israeli Facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Any breach of any lease agreement relevant to the operations of the Israeli Facilities or any failure to renew such lease agreements, on materially similar or more favorable terms, may also have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Canada – Reliance on Canadian Facilities

The Company’s Canadian cultivation and harvesting, drying, curing, processing, extraction, packaging and sale activities are carried out at the Canadian Facilities. Adverse changes or developments affecting the Canadian Facilities, including but not limited to changes to municipal laws regarding zoning, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms, would have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects. The Company’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

The TJAC Licenses and the MYM Licenses are specific to each of their respective licensed sites. As such, the TJAC Licenses and the MYM Licenses must remain in good standing to conduct the cannabis cultivation, processing and sales activities authorized thereunder. Adverse changes or developments affecting the Canadian sites or facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with provincial or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any breach of either of the TJAC Leases or the Sublime Lease or failure to renew any of them on materially similar or more favorable terms, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, and could also have an impact on TJAC and Sublime’s abilities to continue operating under their respective licenses or to renew any of their respective licenses.

The TJAC Facilities and the Sublime Facility are leased facilities. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on (i) TJAC’s ability to maintain the TJAC Leases and/or keep the TJAC Facilities in good standing, and to continue operating under the TJAC Licenses or the prospect of renewing one or both of the TJAC Licenses or (ii) Sublime’s ability to maintain the Sublime Lease and/or keep the Sublime Facility in good standing, and to continue operating under the Sublime License or the prospect of renewing the Sublime Licenses.

The TJAC Facilities and the MYM Facilities continue to operate with routine maintenance. TJAC and Sublime will bear some of the costs of maintenance and upkeep of the TJAC Facilities and the Sublime Facility in accordance with the terms of the respective TJAC and Sublime Leases, including replacement of components over time. Highland will bear all of the costs of maintenance and upkeep of the Highland Facility, which Highland owns.  TJAC’s, Highland’s and Sublime’s operations and the Company’s financial performance may be adversely affected if each entity is unable to keep up with such maintenance requirements.

Germany – Reliance on Logistics Centre

The Company’s state of-the-art Logistics Centre in Germany allows Adjupharm to manage all aspects of its supply chain including the production, the repackaging and distribution of bulk medical cannabis. Any breach of regulatory requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Adjupharm’s ability to maintain the licenses and/or keep the Logistics Centre in good standing, and to continue operating it under the licenses, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on Supply and Distribution Agreements

Israel – Supply, manufacture and Distribution Agreements

Focus and the Israeli Licensed Companies rely on and are substantially dependent on various supply agreements with third-party cannabis cultivators, imported cannabis products manufacture agreements and distribution agreements to fulfill the supply requirements of its distribution and sales agreements with pharmacies in the Israeli medical cannabis market. The Israeli Licensed Companies and Focus acquire cannabis from third parties in amounts sufficient to operate its business. However, there can be no assurance that there will continue to be a supply of cannabis available for the Companyto purchase in order to operate or expand. Additionally, the price of cannabis and other inputs may rise which would increase the cost of goods. If any suppliers fail to supply any contracted materials to Focus or the Israeli Licensed Companies, the Israeli Licensed Companies and Focus may fail to meet purchase commitments from their distribution partners. If the Companywere unable to acquire the cannabis or other inputs required to operate or expand or to do so on favourable terms, or fail to maintain the manufacture agreements with IMC-GMP manufacture companies, it could have a material adverse impact on the Company’s business, financial condition and results of operations. If any of the Company’s suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to distributors, pharmacies and patients. There is no assurance that suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Companywill not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Companymay materially and adversely affect or delay its production schedule and affect its product quality. Consequently, the Companyrelies on the suppliers of such supply agreements to provide necessary cannabis products to Focus and the Israeli Licensed Ccompanies. If the Companycannot secure cannabis of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, Focus or the Israeli Licensed may not be able to deliver its products to distributors, pharmacies or patients on time with the required quality. The various suppliers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely. Loss of its suppliers, service providers or distributors or their timely service would have a material adverse effect on the Company’s business and operational results.

Canada – Reliance on Provincial Supply Agreements in Canada

TJAC and MYM expect to derive a significant portion of their future revenues from the adult-use cannabis industry and market in Canada, through its provincial supply agreements. A loss of one or a number of such provincial supply agreements could materially impact TJAC or MYM’s profit margins for the foreseeable future by requiring TJAC or MYM to sell at lower margins through alternative sales channels (such as business-to-business sales agreements with intermediary Licensed Producers), unless more suitable sales arrangements could be secured. A loss of one or more of TJAC or MYM’s provincial supply agreements may ultimately lead to a material adverse effect on the business, results of operations and financial conditions of the Company.

Germany – Reliance on Supply and Distribution Agreements in Germany

Adjupharm relies on its sales and distribution agreements to supply IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies for sales to medical cannabis patients and also on direct sales by Adjupharm of IMC-branded products to German pharmacies.

Adjupharm relies on supply agreements with cannabis cultivators and producers in order to meet the demands of their respective sales agreements with distribution partners and pharmacies. Consequently, the Companyrelies on the suppliers of such supply agreements to provide necessary cannabis products to Adjupharm. If any suppliers fail to supply any contracted materials to Adjupharm, Adjupharm may fail to meet purchase commitments from their distribution partners and this could result a material adverse effect on the Company’s business, financial and operational results.

Tax Remittance

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

As at December 31, 2021, the Company’s financial statements included a tax liability of $9,060 and a tax indemnification asset of $8,835. The indemnification asset, intended to cover certain statutory tax obligations arising from the Trichome Transaction to the CRA, consists of: (1) 927,463 Common Shares; (2) The Company is a party to an indemnification agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction; (3) a director of the Company has entered into a security pledge agreements with the Company to secure the obligations under the indemnification agreement. The director has pledged an aggregate of 833,508 Common Shares and 275,125 vested RSU’s in favour of the Company.; (4) the director has transferred the Company cash in the amount of $3,250 (the “Indemnification Asset”).

There can be no assurance that the Indemnification Asset will be sufficient to satisfy the requisite payments to the CRA. Additionally, there can be no assurance that the directors and officers whom are party to the indemnification agreement will make sufficient payments to the Company and/or CRA, or make the payments at all.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

Negative Cash Flow from Operations

During the year ended December 31, 2021, the Company had negative cash flows from operating activities. Although the Company expects to generate positive cash flows from its future operating activities, there is no assurance that it will achieve this objective. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares.

Additional Financing

There is no assurance that the Company will be able to secure the funds necessary to implement its strategies. Additional debt incurred by the Company from engagements such as major acquisitions may cause the Company’s debt level to increase and result in difficulties in completing or negotiating future debt financings. Any triggering of credit defaults or failure to raise capital by the Company may cause significant delays in carrying out business objectives or result in a material adverse effect on the Company’s business, financial condition, operational results and prospects.

Evolving Market Competition

There is potential that the Group will face intense competition from other companies or groups of companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Group. Because of the early stage of the industry in which the Group operates, as well as evolving legislation and governmental initiatives in a number of jurisdictions, the Group expects to face additional competition from new entrants in the jurisdictions in which it currently operates or is contemplating operations. If the number of users of medical cannabis products in Israel and Europe increases, the demand for products in such areas will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. Similarly, as the adult-use recreational cannabis market matures in Canada, there is potential that the Company may face intense competition from other domestic and international cannabis brands, cultivators and distributors operating in Canada that are more established or may have access to greater financial resources. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Group.

Constraints on Marketing Products under Cannabis Laws

The development of the Group’s business and operating results may be hindered by applicable restriction on promotion marketing and advertising activities imposed by the MOH, Health Canada or BfArM. If the Group is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for its products, the Group’s sales and operating results could be adversely affected.

Industry Consolidation

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. It is possible that industry maturation could create larger companies that may have increased geographic scope. Such acquisitions or other consolidating transactions could harm the Group in a number of ways, including the loss of strategic partners (if they are acquired by or enter into relationships with a competitor), customers, or revenue and market share, all of which could harm the Group’s operating results. The Group’s operating results could also be harmed if the Group was forced to expend greater resources to meet new or additional competitive threats. Additional competition from larger, better-financed competitors with geographic advantages could outcompete the Group by placing downward pressure on retail prices for products and services. This could ultimately cause a material adverse effect on the business, financial condition, results of operations and prospects of the Group.

Conditions in Israel

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Company, which could disrupt business operations for a significant period of time.

Conflict and Political Instability in Eastern Europe

The first part of 2022 has seen significantly higher levels of volatility in global markets due to market participants' reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia's invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia's invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

Political Risk

As discussed further below under “Foreign Market Participation”, political risk is an additional risk that the Group may be exposed to when operating in a foreign market. Examples of political risk include without limitation social unrest, threats or occurrences of war, organized crime, political instability, changes of government and changes in taxation policies in domestic and international markets and jurisdictions in which the Group operates.

While the Group actively analyzes risks and developments in foreign markets that it currently or will participate in, there is no assurance that unpredicted impacts will not occur. Depending on the magnitude of such unpredicted impacts, there may be a material adverse effect on the Group’s business, financial condition, operating results and prospects.

Inflation Risk

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by global supply chain constrictions, rising energy prices and the global COVID-19 pandemic. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Group’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Group’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Group may not be able to pass onto patients or customers. In addition, the operations of the Group could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Group. The Group may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Group fails to do so, such failure could materially harm the Group’s business.

Product Security and Storage

Due to the nature of the Group’s products and the limited legal channels for distribution, the Israeli Facilities the Canadian Facilities and the Logistics Centre of the Group is subject to the risk of theft of its product and other security breaches. A security breach in any one of the Group’s facilities could result in a significant loss of available product, revocation of cannabis licenses, exposure to additional liability under applicable regulations and to potentially costly litigation or increased expenses relating to insurance premiums and other resolutions and future prevention of security breaches, any of which could have an adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group stores products in the Focus Facility, the Israeli Facilities, the Logistics Centre and the Canadian Facilities before distribution. Pursuant to the applicable Israeli, German and Canadian licensing requirements, Focus, the Israeli Licensed Companies, Adjupharm, TJAC and MYM are required to maintain certain standards of storage for cannabis products. The risk of inventory theft from these facilities is mitigated by Focus, the Israeli Licensed Companies, Adjupharm, TJAC and MYM through the implementation of the security measures required under applicable laws, such as usage of qualified storage units, designated storage locations, locked storage vaults, access control, security cameras, and alert systems. Notwithstanding such security measures, any breaches of security may result in losses of inventory, potential litigation, and increased costs to bolster security and insurance.

Reliance on Other Business Licenses, Permits and Approvals

The Group is dependent on ancillary business licenses, permits and approvals granted by government authorities or other third parties in order to operate effectively including, without limitation, building permits, municipal permits, third-party licenses including distributors and suppliers, and foreign trade licenses. Should the Group fail to maintain any of these licenses, permits and approvals, or should it fail to renew any of such licenses, permits and approvals on materially similar or more favorable terms, the business, financial condition and results of the operations of the Group may be subject to a material adverse effect.

Shareholder Risk and Liability

Given the nature of the Group’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Group, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Group’s right to carry on its existing business. The Group may incur significant costs in connection with such potential liabilities.

Compliance with Laws

The Group and its investees’ operations are subject to various laws, regulations and guidelines. The Group endeavours to and cause its investees to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Group’s and its investees’ interpretation of laws, regulations and guidelines, including, but not limited to applicable stock exchange rules and regulations, may differ from each other, and the Group and its investees’ operations may not be in compliance with such laws, regulations and guidelines. Any potential noncompliance could cause the business, financial condition and results of operations of the Group to be adversely affected. Further, any amendment to or replacement of cannabis legislations and applicable rules and regulations governing the activities of the investees may cause adverse effects to the Group’s operations. The risks to the business of the Group associated with the decision to amend or replace cannabis legislation and regulation, could reduce the addressable market for the Group’s products and could materially and adversely affect the business, financial condition and results of operations of the Group.

The Group and its investees incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Group’s and/or its investees, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a material adverse effect on the business, results of operations and financial condition of the Group.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretations of, or application of, existing tax laws, regulations or rules in any of the countries in which the Group invests could result in an increase in the Group’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Group’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Group.

Changes in Laws, Regulations and Other Guidelines

The Group’s operations are subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacture, management, distribution (including import and export), transportation, storage, sale and disposal of cannabis products. The Group’s operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Any changes to such laws and regulations that are beyond the control of the Group could have a material adverse effect on the business, results of operations, financial condition and prospects of the Group.

Management of Growth and Acquisition Integration

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company’s business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of acquisitions made by the Company, including the acquisition of Trichome, MYM, certain operations from Panaxia, the Israeli Pharmacies and the trading house of Rosen High Way, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company’s ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods; and (iii) the execution of effective non-competition agreements with certain employees or ex-employees of the acquired companies. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects. The risks we face in connection with an acquisition include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company's accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•	potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

•
liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Environmental and Employee Health and Safety Regulations

The Group’s operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group incurs ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations and could have a material adverse effect on the business, results of operations and financial condition of the Group.

Ability to Meet Target Production Capacity

The Group’s sales agreements are subject to estimates in target production capacity at the time of such agreement. These estimates may prove to be inaccurate due to uncontrollable external factors such as genetic drifts in strain of plants grown and general difficulties in estimating growth of cannabis plants. Any adverse misalignments between the target production capacity and actual production capacity may result in a material adverse effect on the Group’s business, financial condition.

Ability to Secure New Suppliers and Distribution Partners

The Group’s success depends on its ability to secure suppliers and distribution partners. There are many factors which could impact the Group’s ability to secure suppliers and distribution partners, including but not limited to IMC and other brand awareness, the Group’s ability to continually produce desirable and effective cannabis products, compliance with regulatory requirements in connection with import and export of cannabis products, and the successful implementation of new partnership plans. The failure to secure suppliers or distribution partners could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Reliance on Key Business Inputs

The Group’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing and distribution operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could cause a material adverse effect on the business, financial condition, and operating results of the Group. Any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on the business, financial condition, and operating results of the Group.

Competition and Innovation to Achieve Strategic Objectives

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Group will need to make investments in its business strategy. These investments include the procurement of raw material, new cannabis strains supplier and distributor outreach projects, marketing efforts and research and development projects. The Group expects that competitors will undertake similar investments to compete with it. Competitive conditions, third-party partner preferences, patient requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and contribute to unsuccessful future business development or expansion efforts by the Group or other undesirable consequences. As a result, the Group may not be successful in its efforts to secure suppliers or distribution partners or to develop new cannabis products and produce and distribute these cannabis products. In addition, these activities may require significantly more resources than the Company currently anticipates in order to be successful.

Any new cannabis products that the Group develops or distributes may be subject to time-intensive regulatory approval procedures that might delay any release schedules or lead to adverse market conditions that might affect product profitability. The Group may ultimately fail to effectively bring new product offerings to market for reasons that include, but are not limited to, stringent regulatory approval procedures. Any inability to introduce new product offerings may cause a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Reliance on Third Party Transportation

The Group relies on international third-party transportation services to deliver and receive product-related shipments. In the process of the deliveries, time delays, labor strikes, COVID-19-related issues, product storage issues or other logistical problems may occur and force late delivery or receipt of items or receipt of damaged items. Such delays, receipt of damaged items or other logistical problems may cause a material adverse effect on the Group’s business, operations or financial condition. Rising costs associated with courier services used by the Group may also adversely impact the business of the Group and its ability to operate profitably.

In addition, any breach of security of the package during the possession of the third-party transportation service may result in violations of regulations regarding possession of cannabis products and thus may have a material adverse effect on the Group’s business, financial condition and operating results.

Investment Business Strategy

As part of the Company’s business strategy, it seeks new opportunities in the cannabis industry. In pursuit of such opportunities, the Company may fail to select appropriate investment candidates and negotiate acceptable arrangements. The Company cannot provide assurance that it can complete any investment that it pursues or is pursuing, on favourable terms, or that any investment completed will ultimately benefit the Company. In addition, the Company’s capital solutions may not attract a following in the cannabis industry. In the event that the Company chooses to raise debt capital to finance any acquisition or other arrangement, the Company’s leverage will be increased. In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make the productivity and services offered by the Company less attractive to investees. Such changes could adversely affect the Company’s ability to enter into new investments.

Risks Inherent in Strategic Alliances

The Group may enter into further strategic alliances with third parties that it believes will complement or augment its existing business. The Group’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Group’s business, and may involve risks that could adversely affect the Group, including significant amounts of management time that may be diverted from investment activities operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Group’s business or that the Group will be able to consummate future strategic alliances on satisfactory terms, or at all.

While the Company conducts due diligence with respect to investees, there are risks inherent in any investment. Specifically, there could be unknown or undisclosed risks or liabilities of investees for which the Company is not or will not be sufficiently indemnified. Any such unknown, undisclosed or unmitigated risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and enforcement related costs or other factors such as the failure to realize all of the benefits from its investments. Any of the foregoing risks and uncertainties could have a material adverse effect on Group’s business, financial condition and results of operations.

Risks Associated with Divestment

In certain circumstances, the Company may decide, or be required, to divest any of its direct or indirect interests in certain investees. In particular, if any of the investees violate any applicable laws and regulations, the Company may be required to divest its indirect or direct interest in such investee or risk significant fines, penalties, administrative sanctions, convictions or settlements. There is no assurance that these divestitures will be completed on terms favourable to the Company, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on the Company may never be realized, or may not be realized to the extent the Company anticipates. Any required divestiture or an actual or perceived violation of applicable laws or regulations could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holdings (directly or indirectly) in the investees, the listing of its securities on applicable stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that may be required for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Reliance on Key Personnel

The Company has relied upon the ability, judgment, discretion and good faith of its executive management team. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified employees, especially its key personnel. If the Company were to lose any members of the executive management or key employees, any inability to find suitable replacements at reasonable costs may have a material adverse effect on the Company’s business, financial condition and results of operations. Further, as designated individuals of a licensee under the Cannabis Act, certain key personnel of the Company are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s key personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by any of those individuals to maintain or renew his or her security clearance, could result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if any such individual leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by applicable law, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Group may invest or operate in with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Group’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Group’s business operations, and to assist with governmental relations. The Group must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance the Group’s understanding of and appreciation for the local business culture and practices. The Group also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Group’s control. The impact of any such changes may cause a material adverse effect to the Group’s business, financial condition, operating results and prospects.

Foreign Market Participation

Global capital markets have also recently experienced extreme volatility which may, in conjunction with the factors set out above and despite the actions of government authorities, contribute to a worsening of general economic conditions including, rising interest rates, high levels of inflation and unemployment in Canada and other economies, the unavailability of credit or the devaluation of currencies. Unexpected changes in these factors and financial market and economic conditions Group’s financial condition, profitability and cash flows, and may also have a negative effect on the valuation of, and the ability of the Groupto exit or partially divest from, investment positions. Depending on conditions, the Groupmay incur substantial realized and unrealized losses in future periods, all of which may materially adversely affect its results of operations and the value of any investment in the Group.

The Groupcontinues to monitor developments and policies in the foreign markets in which it operates or invests and assess the impact thereof to its operations; however, such developments cannot be accurately predicted. The realization of any of these risks may significantly impair the Group’s local operations and have a material adverse effect on the Group’s business, financial condition and results of operations.

These risks may also limit or disrupt the Group’s strategic alliances or investments, restrict the movement of funds, increase the Group’s costs, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may have a material adverse effect on the Group’s financial position and/or results of operations. In addition, the enforcement by the Group of its legal rights in foreign countries, including rights to exploit properties or utilize permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

Future Acquisitions or Dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including but not limited to the potential disruption of the Group’s ongoing business, distraction of management, the Company may become more financially leveraged, the failure to realize anticipated benefits of those transactions fully or at all, or may take longer to realize than expected, and loss or reduction of control over certain Group assets.

Despite the Company’s due diligence efforts, the presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

In addition, the Company’s strategic transaction decisions are based on the economic assessments made by the Company and its external advisors. Such economic assessments involve a series of assumptions regarding factors such as future cannabis prices, production requirements, expected revenue growth, cash flow and financing requirements, future capital expenditures and operating costs. Many of these factors are subject to change and are beyond the control of the Company. In addition, future acquisition or international expansion could require the Group to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, buildout, staff and regulatory compliance. If there is any significant negative change in any of these factors, the Group may experience a material adverse effect on its business, financial condition, operating results and prospects.

Foreign Expansion Efforts and Operations

The Group’s expansion into foreign jurisdictions is subject to additional business risks, including new or unexpected risks or could significantly increase the Group’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. The failure of the Group’s operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions. Additionally, there is no guarantee that the Group will be able to realize any of the anticipated benefits of any transactions related to the Group expansion strategy.

No U.S. Operations

The Company and, to its knowledge, its  subsidiaries do not currently engage in any U.S. cannabis-related activities as defined in CSA Staff Notice 51-352. To date, the Company has caused its investees to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with investees. However, an investee may breach such obligations. Any such violation of such obligation would result in a breach of the applicable agreement and, accordingly, may have a material adverse effect on the business, operations and financial condition of Company.

Risks Inherent in the Agricultural Business

The Company’s business, specifically as it pertains to, TJAC, MYM and the Company’s relationship with Focus, involves the growing of cannabis products, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, TJAC, MYM and Focus and their respective third-party cultivators carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production by, TJAC, MYM and Focus or could have a material adverse effect on the Group’s business, operating results or financial condition.

Illegal Market Competition

As a participant of the cannabis market in international jurisdictions with varying regulations, the Group may be subject to competition from entities that conduct illegal cannabis business operations. Such entities may resort to competitive measures such as producing products with prohibited concentrations of THC and CBD or producing imitations of the Group’s products without the authorization or endorsement of the Group. If demand for these illegal products increases and local governments fail to regulate markets accordingly, the Group may experience a material adverse effect on its business, operating results and prospects.

Publicity and Consumer Perception

The Group believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis products produced. Consumer perception of the Group’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the brands marketed and sold by the Group and the business, results of operations, financial condition, prospects and the Group’s cash flows.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis products in general, or the Group’s products specifically, or associating the consumption of medical cannabis products with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Perceived Effects of Products

If the products the Group sells are not perceived to have the effects intended by the end user, its business may suffer. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry of various cannabis products. As a result, the Group’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Group does business may perceive that they are exposed to reputational risk as a result of the Group’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Information Technology

The Group’s operations will depend, in part, on how well it and its supply and distribution partners protect networks, equipment, information technology systems (“IT systems”) and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Group’s operations also will depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Group’s financial condition, operating results and reputation.

Cybersecurity

The Group’s information systems and its third-party service providers and vendors are vulnerable to increasing threat of continually evolving cybersecurity risks, resulting in data breaches and data losses. These risks arising from events including without limitation malware, computer viruses, employee error, extortion, malfeasance, system errors, and hacking. In order to minimize the risk of these events from occurring, the Group is performing timely maintenance, upgrade and replacement of networks, equipment, IT systems and software and other protective measures. However, any failure or delay in maintaining, upgrading or replacing such systems and software could materially increase the risk of cybersecurity incident and data breach or data loss, and the Group may experience operational delays, information system failures, and/or increases in capital expenses. Ultimately, the Group’s business, financial condition, operating results and reputation may be impacted adversely by such occurrences.

The Group has not experienced any material losses to date relating to cybersecurity-attacks or other information security breaches, but there can be no assurance that the Group will not incur such losses in the future. The Group’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Group may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Privacy

The Group collects and stores certain personal information about its patients and customers, and is responsible for protecting that information from privacy breaches. A privacy breach may occur through certain threats, including, without limitation, procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions, computer viruses, and cyber-attacks. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, there are a number of Israeli, German, European, and Canadian federal and provincial laws, rules and regulations protecting the privacy and confidentiality of certain patient health information, and private information including patient records, and employee information, and restricting the collection, use transfer, storage, disposal and disclosure of that protected information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require the Group to incur substantial costs to monitor and implement compliance with any additional requirements.

In Canada, the privacy rules under PIPEDA and provincial statutes regulating the collection, use and disclosure of personal information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Group was found to be in violation of the privacy or security rules under PIPEDA or other failure to comply with the applicable privacy or security rules, laws, regulations protecting the privacy data and confidentiality of patient health information in the jurisdictions in which the Group operates could result in sanctions and civil or criminal penalties, litigation, adverse publicity, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, financial condition and operating results of the Group. In addition, the EU’s GDPR governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to EUR 20 million or four percent of the annual global revenues of the infringer, whichever is greater. In addition, certain breaches of the GDPR may result in regulatory investigations, reputational damage and civil lawsuits including class action lawsuits. In the State of Israel, privacy rights and obligations are mainly regulated under the Protection of Privacy Law, 5741-1981 (the “Israeli Privacy Law”) and the regulations promulgated thereunder (mainly the Protection of Privacy (Data Security) Regulations, 5777-2017 and the Protection of Privacy (Transfer of Data Abroad) Regulations, 5761-2001) (the “Israeli Privacy Regulations”). Under the Israeli Privacy Law, ‘information’ and ‘sensitive information’ includes information such as those related to a person’s health, personality, intimate affairs, financial condition, faith and opinions. The Israeli Privacy Law impose obligations related to database registration, notice, disclosure and use restrictions on an ‘owner’ of a database, and the Israeli Privacy Regulations set forth the security measurements to be implemented and the rules related to the transfer of personal information. Violation of the Israeli Privacy Law could lead to a criminal investigation or an administrative enforcement procedure on behalf of the Israeli Privacy Protection Authority, as well as an administrative fine imposed pursuant to the Administrative Offenses Law, 5746-1985. In addition, legal remedies such as statutory compensation of up to NIS 50,000 are available to successful claimants of privacy violations.

Additional jurisdictions in which the Group operates or in which it may enter in the future, also have data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require the Group to incur substantial costs to monitor and implement compliance with any additional requirements. Failure to comply with data protection laws and regulations could result in government enforcement actions, litigation and/or adverse publicity and could negatively affect the Group’s operating results, business and prospects.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Group. The Group’s operating incomes may be significantly and adversely affected by a decline in the price of cannabis products and will be sensitive to changes in the price of cannabis products and the overall condition of the cannabis industry, as the Group’s profitability is directly related to the price of cannabis products. The price of cannabis products is affected by numerous factors beyond the Group’s control. Any price decline may have a material adverse effect on the Group’s business, financial condition and results of operations.

Fraudulent or Illegal Activity

The Group’s employees, independent contractors and consultants may expose the Group to additional risk if they engage in fraudulent or other illegal activity prohibited by relevant laws. Although the Group has set preventative measures in place to minimize such fraud or illegal activities from occurring, there is no guarantee that the measures will be effective. If the measures fail and fraud or illegal activities take place, the Group may be subject to lawsuits for failure to comply with regulations and be ordered to pay such penalties as prescribed by the court if found to be in violation. Thus, the occurrence of fraud or illegal activities may cause a material adverse effect on the Group’s business, reputation, financial condition and results of operations.

Corruption and Anti-Bribery Law Violations

The Group’s business is subject to Canadian laws, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which the Group is or may become subject, which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Group is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Group’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Group’s policies and procedures and anti-bribery laws for which the Group may be held responsible. The Group’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Group’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Group’s employees or other agents are found to have engaged in such practices, the Group could suffer severe penalties and other consequences that may have a material adverse effect on its business, reputation, financial condition and results of operations.

Intellectual Property

The Group uses intellectual property protections such as trademarks, trade secrets and contractual confidentiality obligations in order to protect its products, brands and technologies. The administrative task of maintaining such protections across multiple jurisdictions can result in high costs to the Group. The Group would also be required to pay for any costs attributed to the enforcement of intellectual property protections. In addition, in any infringement proceeding, some or all of the Group’s intellectual property rights or other proprietary know-how, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could create the risk of invalidation or narrow interpretation of the Group’s affected intellectual property rights. Such results could cause a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Furthermore, the possession of intellectual property protections does not completely eliminate the risk of litigation. Even with such protections properly registered, the Group is still vulnerable to infringement claims and would be liable for the costs of defending such claims. If the claims succeed, the Group would be liable for the costs of the resulting court orders and may need to negotiate licensing of the intellectual property rights from third-party owners.

In addition, despite any intellectual property protections in place, unauthorized parties may attempt to replicate or otherwise obtain and use the Group’s trademarks, know-how, trade secrets, products or technology. Identifying unauthorized use of intellectual property rights is difficult as the Group may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as illegal distributers, and the processes used to produce such products. The Group makes no assurance that it will successfully identify unauthorized replication, acquisition or use of the Group’s trademarks, know-how, trade secrets, products, or technology before the effects of such actions cause a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

CSE and NASDAQ Continued Listing Requirements

The Common Shares and Warrants began trading on the CSE on November 5, 2019 and November 19, 2019, respectively. The Common Shares began trading on NASDAQ on March 1, 2021.

The Company is subject to the rules and regulations of NASDAQ and the CSE. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on NASDAQ. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NASDAQ or CSE continued listing standards within any projected timeframes, or at all, and maintain listing status on either NASDAQ or CSE.

Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares and/or Warrants from the CSE and/or the Company’s Common Shares from NASDAQ. Such events may have material adverse effects on the Company’s business and financial condition.

Significant Sales of Listed Securities

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Company’s securities and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity.

Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with any such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances, subject to applicable stock exchange policies. Moreover, additional Common Shares will be issued by the Company on the full exercise of Options, Broker Compensation Options, RSUs and Warrants, issued or to be issued by the Company in the future, and the exercise of any resulting convertible securities of such as applicable.

As of the date of this Annual Information Form, the issuances of Options are limited by the Option Cap. Subject to shareholder approval, the Option Cap may be increased to a higher percentage of Common Shares issued and outstanding. As a result, additional dilution may occur if more options are issued under an increased Option Cap.

Additionally, on March 31, 2021, the Company filed the Final Shelf Prospectus, which allows the Company to offer for sale up to US$250,000,000 in Qualified Securities of the Company for an effective period of 25 months. Any issuances of Qualified Securities under a supplement to the Final Shelf Prospectus may dilute a shareholder’s holdings or a holder of a convertible security’s underlying relative interest, in the Company.

Holding Company Status

IMCC is a holding company. Substantially all of the Company’s operating assets are the capital stock of its subsidiaries and arrangements with investees. Substantially all of the Company’s business is conducted through subsidiaries or investees, which are separate legal entities. Consequently, the Company’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of its subsidiaries and investees and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company maintains no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

Securities Price Volatility

The market price of the Common Shares and Warrants may fluctuate to a wide degree as a result of a number of factors, including without limitation market conditions, financial analyst predictions, changes in law, press releases and public filings of the Company, operational activity and results and competitor activity. In particular, the dual-listing of the Common Shares on the CSE and the NASDAQ may result in higher volatility as a result of the exposure to both U.S. and Canadian financial market conditions. Overall, such factors, whether related or unrelated to operational performance of the Company, may cause a temporary or non-temporary negative pressure on prices of the Company’s securities or assets. If the negative pressure on prices arising from these factors persist, impairment losses may be recorded and the Company could experience a material adverse effect on its operations, financial condition and operating results.

Internal Controls

Effective internal controls are required for the Company to provide reasonable assurance that its financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect the Company’s ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in the Company’s ability to report timely, accurate and reliable financial and other information, which may expose the Company to certain legal or regulatory actions, thus negatively impacting its business and financial condition, including the liquidity and/or market value of its securities.

Liquidity of Securities

Despite the listing of the Common Shares and Warrants on public exchanges, there is no guarantee to security holders that the securities will be sufficiently liquid to any degree without a substantial decrease in price, particularly if selling significant quantities within a short time frame. Accordingly, there is a possibility that a lack of liquidity may cause difficulty for security holders to re-sell securities at desired prices.

Credit Risk

The Group may be owed current or long-term debts such as accounts receivables over the course of its operations. As a result, the Group may be exposed to the risk of debtor defaults on payments as they come due. The Company makes no guarantee on the level of credit risk that it will hold at any given time but intends to minimize this risk as determined by the Board.

Liquidity Risk

The Group is subject to the inherent risk that it will not be able to pay its financial obligations as they become due. In light of its recent negative cash flows, the Company intends to monitor liquidity risk carefully and plan its liquid holdings strategically to avoid any payment defaults.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes exchange rate risk and interest rate risk.

Exchange rate risk is the risk of loss arising from changes to foreign exchange rates. As the Group is a party to certain international contracts that require the Group to make or receive payments in foreign currencies, there is a risk that losses will be incurred if there is an adverse shift in exchange rates.

Interest rate risk pertains to the risk of loss arising from changes in prevailing interest rates. Any increases in prevailing interest rates may increase interest expenses paid by the Group on any long-term debt.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it continues to develop its operations. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s securities.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, war, natural disasters, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Group’s operations and the value, and the price of the Common Shares and/or Warrants could be adversely affected.

In addition, there is a risk that one or more of the Group’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Sufficiency of Insurance

The Group maintains various types of insurance which may include product liability insurance (see “Potential Product Liability” below), errors and omission insurance, directors and officers insurance, trustees’ insurance, property coverage and general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Group in excess of available coverage could have a material adverse effect on the Group in terms of damages awarded and negatively impact the reputation of the Group.

Uninsured or Uninsurable Risks

The insurance purchased by the Group cannot cover all risks that the Group is exposed to. Additionally, some insurance policies are outside of budget limitations and are therefore elected to be excluded. There is no guarantee that any insurance coverage maintained by any member(s) of the Group will sufficiently cover any or all liabilities incurred by that Group member. Any uninsured amounts of liabilities incurred by member(s) of the Group may be paid directly by such members. Accordingly, such direct payments may have a material adverse effect on the Group’s business, results of operations, and financial condition.

Potential Product Liability

TJAC, MYM, Focus, Adjupharm and the Israeli Licensed Companies are producers and/or distributors and/or sellers of products designed to be ingested or inhaled by humans. Such products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of such products involve the risk of injury or loss to consumers or patients due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or patients or other third parties. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

The Group may be subject to various product liability claims, including, among others, that products manufactured, distributed, stored or sold by the Group or bearing one of the Group’s brands caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Group could result in increased costs, could adversely affect the Group’s reputation with its clients, patients and consumers generally, and could have a material adverse effect on the Group’s results of operations and financial condition.

There can be no assurances that the Group will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Group’s products.

Current and Potential General Litigation

Certain members and/or representatives of the Group are parties to certain legal proceedings or investigations, including the Construction Allegations and Proceedings, the MOH Allegations and certain legal proceedings as described in “Legal Proceedings and Regulatory Actions – Legal Proceedings” below. Should such Group members and/or representatives fail to receive favorable decisions at the conclusion of these legal proceedings or incur significant costs in litigation thereof, the Group’s business, financial condition or operating results may be subject to a material adverse effect.

Members and/or representatives of the Group are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect its business. Should any litigation in which the Group members and/or representatives become involved be determined against such Group members and/or representatives, such a decision could adversely affect the Group’s ability to continue operating and the market price for the Common Shares and/or Warrants. Even if such Group members and/or representatives are involved in litigation and win, the litigation process can consume significant resources of the Group.

Quality Control Systems

The quality and safety of the Group’s products and products purchased from third party suppliers are critical to the success of the Group’s business and operations. As such, it is imperative that the Group’s (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although the Group strives to ensure that it and all of its service providers have implemented and adhere to high calibre quality control systems, the Group could experience a significant failure or deterioration of such quality control systems. A failure of the Group’s quality control systems could result in significant costs incurred in replacing, destroying or repurposing defective inventory, providing replacement products to its customers or recalling such products. The Group may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in the Group’s brands whether affected or not and such brand reputation may be materially damaged. Any loss of sales volume from a contamination event may affect the Group’s ability to fulfill its contractual obligations. During this time, the Group’s competitors may benefit from an increased market share that could be difficult and costly to regain.

Potential Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products are recalled due to an alleged product defect or for any other reason, the Group could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

The Group may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Group has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Group’s significant brands were subject to recall, the image of that brand and the Group could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Group’s products and could have a material adverse effect on the results of operations and financial condition of the Group. Additionally, product recalls may lead to increased scrutiny of the Group’s operations by the applicable regulatory body, including but not limited to Health Canada, MOH or BfArM or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Difficulty in Forecasts

The Group’s sales forecasts are largely dependent on the Group’s own market research. There is no assurance pertaining to the accuracy of the Group’s predictions regarding the cannabis industry. Any assumptions made in producing forecasts may be inaccurate as a result of external factors that are unpredictable to the Group. Such inaccuracies could have a material adverse effect on the Group’s business, financial condition and results of operations.

Catastrophic Events, Natural Disasters, Severe Weather and Disease

The Group’s business may be negatively impacted by a number of events that are beyond its control, including cyber-attacks, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other catastrophic events. Further, the Group relies on certain suppliers and distribution partners whose businesses may be impacted by the occurrence of any of the foregoing events. Catastrophic events can evolve rapidly and their impacts can be difficult to predict. There can be no assurance that the occurrence of a catastrophic event or the associated consequences will not disrupt the Group’s operations, ability to carry on business or supply and distribution chains. In addition, liquidity and volatility, credit availability, market and financial conditions and cannabis cultivation, supply and distribution conditions, among other critical factors to the Group’s business, could change at any time as a result. These events and any associated consequences may cause a material adverse effect on the business, financial condition and results of operations of the Group. A catastrophic event, including an outbreak of infectious disease, a pandemic or a similar health threat, such as the COVID-19 pandemic, or fear of any of the foregoing, could adversely impact the Group and its ability to maintain normal operations. Although the Group has taken proactive measures throughout the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality cannabis products to patients and to maintain its balance sheet, the current global uncertainty with respect to the spread of the COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Group’s business in the coming months.

Anti-Money Laundering Laws and Regulation Risks

The Group is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of the Group’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments were found to be contrary to money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that Company determines to declare or pay dividends but a determination was made that the investments in Company’s investees could reasonably be shown to constitute proceeds of crime, the Company may subsequently decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Security over Underlying Assets

There is no guarantee that the Group will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes an investee from performing its obligations under an agreement with any member of the Group, the Group would have to enforce its security interest. In the event that the investee has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Group. In addition, bankruptcy or other similar proceedings are often a complex, lengthy and expensive process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

If the Group is unable to enforce its security interests due to any reasons including regulatory reasons related to its cannabis activity, there may be a material adverse effect on the Group.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In some cases, the executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company and its affairs, and that could adversely affect Company operations. These business interests could require significant time and attention of the Company’s executive officers and directors. In addition, the Company may also become involved in other transactions which conflict with the interests of the Company’s directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests.

In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, directors are required to act honestly, in good faith and in the Company’s best interests.

Foreign Private Issuer Status under U.S. Securities Laws

The Company is a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 under the U.S. Securities and Exchange Act of 1934, as amended (the “U.S. Exchange Act”). It is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of Foreign Private Issuer Status under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

Emerging Growth Company Status under U.S. Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

DIVIDENDS

As of the date of this Annual Information Form, the Company has not declared dividends on its Common Shares and has no intention to declare dividends on its Common Shares in the immediate or foreseeable future. There are no restrictions in the Company’s articles or by-laws that prevent the Company from paying dividends. Any future dividends declared will made at the discretion of the Board and will depend on circumstances at the time of contemplation, including financial status of the Company, contractual or regulatory obligations, and other conditions existing at such future time.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares issuable in series, which may contain the rights, privileges and restrictions as determined by the Board. Holders of Common Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of shareholders of the Company and, upon dissolution, to share equally in such assets of the Company as are distributable to the holders of Common Shares.

There are 69,690,151 Common Shares issued and outstanding as of the date of this Annual Information Form.

Warrants

In connection with the Reverse Takeover Transaction, and prior to the Consolidation, the Company issued an aggregate of 9,730,258 2019 Listed Warrants. Following the Consolidation, the 2019 Listed Warrants were adjusted to require four 2019 Listed Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. The 2019 Listed Warrants were listed on the CSE under the symbol “IMCC.WT” until their expiry on October 11, 2021.

Certain 2019 Unlisted Warrants are outstanding and issuable upon exercise of 2019 Broker Compensation Options. Following the Consolidation, the 2019 Unlisted Warrants were adjusted to require four 2019 Unlisted Warrants to be exercised for one Common Share at an adjusted exercise price of $5.20. All 2019 Unlisted Warrants expire on August 30, 2022 and are not listed for trading on any stock exchange.  As of the date of this Annual Information Form, there are 134,924 2019 Unlisted Warrants outstanding.

As part of the 2021 Offering, the Company issued a total of 3,043,478 2021 Offered Warrants to the purchasers of the 2021 Offered Shares. Each 2021 Warrant is exercisable for one Common Share at an exercise price of US$7.20. The 2021 Offered Warrants expire on May 7, 2026. As of the date of this Annual Information Form, there are 3,043,478 2021 Offered Warrants outstanding.

Broker Compensation Options

In connection with the Reverse Takeover Transaction, and prior to the Consolidation, the Company issued to the agents who acted on its behalf a total of 1,199,326 2019 Broker Compensation Options. Following the Consolidation, the 2019 Broker Compensation Options were adjusted to require four 2019 Broker Compensation Options to be exercised for one underlying unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one 2019 Unlisted Warrant. The 2019 Broker Compensation Options expire on August 30, 2022. As of the date of this Annual Information Form, there are 539,488 2019 Broker Compensation Options.

In connection with the 2021 Offering, the Company issued to the agents who acted on its behalf a total of 182,609 2021 Broker Compensation Options. The 2021 Broker Compensation Options expire on November 5, 2024. As of the date of this Annual Information Form, there are 182,609 2021 Broker Compensation Options outstanding.

Incentive Stock Options

On July 28, 2021, the shareholders approved the 2021 Stock Option Plan at the Company’s annual general meeting. All Options granted by the Company following the date of such approval are governed by the 2021 Stock Option Plan.

The maximum number of Common Shares that may be reserved for issuance under the 2021 Stock Option Plan and any other security based compensation arrangements (such as the RSU Plan and the Predecessor Stock Option Plan) is 10% of the issued and outstanding Common Shares, on a non-diluted basis, on each date of grant (the “Option Cap”).

All Options granted by the Company prior to July 28, 2021, are governed by the Predecessor Stock Option Plan. The 2021 Stock Option Plan has replaced the Predecessor Stock Option Plan and no additional Options will be issued under the Predecessor Stock Option Plan. As at the date of this Annual Information Form, the Company had an aggregate of 4,639,431 Options outstanding.

Restricted Share Units

On December 16, 2020, the Company’s shareholders approved a “rolling” restricted share unit plan (“RSU Plan”) whereby the Company may issue RSUs. The maximum number of Common Shares that may be reserved for issuance under the RSU Plan and any other security based compensation arrangements (such as the 2021 Stock Option Plan and the Predecessor Stock Option Plan) is 10% of the issued and outstanding Common Shares, on a non-diluted basis, on each date of grant. The RSU Plan supplements the 2021 Stock Option Plan by providing the Board with an alternative to issuing Options if it determines that a full value share plan provides an attractive form of long-term incentive for key personnel.

As of the date of this Annual Information Form, the Company had an aggregate of 550,000 RSUs outstanding.

MARKET FOR SECURITIES

Trading Price nd Volume

Common Shares

The Common Shares have been listed for trading under the symbol “IMCC” on the CSE since November 5, 2019, following the completion of the Reverse Takeover Transaction, and on the NASDAQ since March 1, 2021. The chart below sets forth the reported high and low prices and the monthly trading volume history of the Common Shares on the CSE for the financial year ended December 31, 2021.

Common Share Historic Trading Prices and Volumes
Month	High (CAD)	Low (CAD)	Volume
December 2021	$6.00	$3.86	751,097
November 2021	$5.65	$2.84	1,818,757
October 2021	$4.75	$3.34	725,118
September 2021	$4.83	$3.39	790,694
August 2021	$6.49	$4.31	463,233
July 2021	$6.71	$5.76	695,807
June 2021	$7.60	$5.15	1,314,235
May 2021	$8.31	$4.84	990,498
April 2021	$10.00	$6.14	940,921
March 2021	$14.40	$8.72	863,987
February 12-28, 2021(1)	$12.00	$8.51	268,791
February 1-11, 2021	$3.00	$2.21	1,263,989
January 2021	$2.85	$2.32	812,869

Notes:
(1)	The Company effected the Consolidation as of February 12, 2021.

Warrants

The 2019 Listed Warrants were listed for trading on the CSE under the symbol “IMCC.WT” until their expiry date of October 11, 2021. The below trading information chart sets out the monthly trading history of the 2019 Listed Warrants on the CSE for the financial year ended December 31, 2021.

Listed Warrants Historic Trading Prices and Volumes
Month	High (CAD)	Low (CAD)	Share Volume
October 1 to October 11, 2021	$0.01	$0.005	250,258
September 2021	$0.15	$0.01	321,047
August 2021	$0.56	$0.15	52,000
July 2021	$0.45	$0.15	26,762
June 2021	$0.45	$0.30	53,220
May 2021	$0.38	$0.37	20,880
April 2021	$1.01	$0.38	10,325
March 2021	$1.80	$1.01	70,302
February 2021	$4.20	$1.10	155,687
January 2021	$1.70	$1.00	83,518

Prior Sales

The table below summarizes details of securities of the Company that were not listed or quoted on a marketplace and issued by the Company during the financial year ended December 31, 2021. For a list of all outstanding options granted as of the date of this Annual Information Form, please see “Description of Capital Structure – Options” above.

Prior Sales of Unlisted or Unquoted Securities
Date of Issuance	Security	Issuance/Exercise Price Per Security (CAD)(1)	Number of Securities(1)
January 7, 2021	2019 Unlisted Warrants(1)(2)	5.20	16,864
February 8, 2021	Options(1)(3)	10.00	5,500
February 23, 2021	2019 Unlisted Warrants(2)(4)	5.20	7,838
March 18, 2021	Options(5)	10.02	700,000
May 7, 2021	2021 Offered Warrants(6)	US$7.20	3,043,478
May 7, 2021	2021 Broker Compensation Options(7)	US$6.61	182,609
May 19, 2021	Options(8)	5.87	1,471,465
May 19, 2021	RSUs(9)	-	550,000
July 9, 2021	Options(10)	34.55	19,800
September 27, 2021	Options(11)	4.50	29,000
December 20, 2021	2019 Unlisted Warrants(2)(12)	5.20	16,865
December 27, 2021	Options(13)	4.62	8,500

Notes:
(1)
Figures are reported on a post-Consolidation basis. Following the Consolidation, all Options outstanding issued prior to February 12, 2021 were consolidated on the basis of four (4) pre-Consolidation Options to one (1) post-Consolidation Option (a “Post-Consolidation Option”), with respective exercise prices adjusted by a factor of four (4). Each Post-Consolidation Option is exercisable for one Common Share at the adjusted exercise price. All 2019 Listed Warrants, 2019 Broker Compensation Options and 2019 Unlisted Warrants were adjusted such that four of each respective security was required to acquire one post-Consolidation Common Share.

(2)
During the financial year ended December 31, 2021, the Company issued an aggregate of 166,272 2019 Unlisted Warrants pursuant to exercises of 2019 Broker Compensation Options. Each 2019 Unlisted Warrant is exercisable at the exercise price until August 30, 2022.

(3)	Each Option is exercisable at the exercise price for one Common Share and expires on February 8, 2026. As of the date of this Annual Information Form, all 5,500 of these Options, remain outstanding.
(4)	Issued as a result of a 2019 Broker Compensation Option exercise on February 23, 2021 and immediately exercised into Common Shares.
(5)	Each Option is exercisable at the exercise price for one Common Share and expires on March 18, 2026. As of the date of this Annual Information Form, 675,000 of these Options remain outstanding.
(6)	Issued in connection of the 2021 Offering. Each 2021 Offered Warrant exercisable at the exercise price for one Common Share and expires on May 7, 2026.
(7)
Issued in connection with the 2021 Offering. Each 2021 Broker Compensation Option is exercisable at the exercise price for one Common Share, at any time following November 5, 2021 until November 5, 2024.

(8)	Each Option is exercisable at the exercise price for one Common Share and expires on May 19, 2026. As of the date of this Annual Information Form, 1,466,215 of these Options remain outstanding.
(9)
Each RSU entitles it holder to receive: (i) one Common Share; or (ii) a cash payment calculated under the terms of the RSU Plan; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion, on the date when the RSU granted is fully vested.

(10)
Each Option is exercisable at the exercise price for one Common Share. 16,500 of the Options granted on July 9, 2021 expired on February 11, 2022; however as the Company was in a quarterly blackout period on February 11, 2022, these Options may be exercised for a period following the end of such quarterly blackout. 3,300 Options granted on July 9, 2021 expire on September 27, 2022.

(11)	Each Option is exercisable at the exercise price for one Common Share and expires on September 27, 2026. As of the date of this Annual Information Form, 24,000 of these Options, remain outstanding.
(12)	Issued as a result of a 2019 Broker Compensation Option exercise on December 20, 2021.
(13)	Each Option is exercisable at the exercise price for one Common Share and expires on December 27, 2026. As of the date of this Annual Information Form, 8,500 of these Options remain outstanding.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER

As of December 31, 2020, none of the Company’s securities of any class are subject to a contractual restriction or are being held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the name, province or state, and country of residence, positions and offices held with the Company, the period during which each director has served as a director and the principal occupations of each of the directors and executive officers as of the date hereof. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Company’s articles or by-laws:

Director and Executive Officer Information
Name and Residence	Office with Company	Principal Occupation and Positions Held During the Last 5 Years	Number and Percentage of Common Shares Owned, Beneficially Held or Controlled(1)(2)(3)
Oren Shuster(6) Ra’anana, Israel	Chief Executive Officer and Director since October 2019	CEO of IMC Holdings since 2018 to 2022; founder of Ewave Group Ltd. since 1999.	9,135,137(7) (13.10%)
Shai Shemesh Petach-Tikva, Israel	Chief Financial Officer since October 2019	CFO of IMC Holdings since 2019; CFO of Sadyt Israel and IVM Minrav-Sadyt from 2011 to 2019.	11,905 (<1%)
Yael Harrosh Tel Aviv, Israel	Chief Legal and Operations Officer as of January 2022; General Counsel and Corporate Secretary from October 2019 to January 2022
General Counsel, Corporate Secretary and Business and Compliance Manager of IMC Holdings since 2018; Legal Counsel and Deputy CEO at ProMarket Group from 2016 to 2018; Advocate at AYR Law Firm, Israel from 2015 to 2016.
Nil
Haleli Barath(4)(5) Tel Aviv, Israel	Director since February 2021	Partner of Bfp & Co. since 2009.	166,682 (<1%)
Vivian Bercovici (4)(5)(6) Tel Aviv, Israel	Director since March 2020	Independent consultant and columnist, Managing Director, Europe and Israel at Nuuvera Inc. from 2017 to 2018; Canadian Ambassador to Israel from 2014 to 2016.	19,980 (<1%)
Brian Schinderle(4)(5) Illinois, USA	Director since February 2021
Founder and Manager of Solidum Capital Advisors LLC since 2017; EVP-Finance of GR Companies Inc., (DBA Grassroots Cannabis) from 2018 to 2020; Portfolio Manager of Balyasny Asset Management from 2009 to 2017.
Nil
Marc Lustig(6) West Vancouver, British Columbia	Director since October 2019, Executive Chairman since December 2020 and Chairman from October 2019 to December 2020
Director of Pharmacielo Ltd. since November 2020; Director of Cresco Labs Inc. since June 2020; Director of Trichome Financial Corp. since October 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020.
833,508 (1.19%)

Notes:
(1)	Assumes 69,690,151 Common Shares issued and outstanding.
(2)
Does not include the 8,067,825  Common Shares issuable on the full exercise of 4,639,431 outstanding Options, 67,435 outstanding 2019 Unlisted Warrants, 3,043,478 2021 Offered Warrants, 182,609 2021 Broker Compensation Options, and 134,872 2019 Broker Compensation Options, including the Common Shares issuable upon exercise of the underlying 2019 Unlisted Warrants issued upon exercise of such 2019 Broker Compensation Options.

(3)
As of the date hereof, all directors and executive officers noted above of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 10,147,232 Common Shares of the Company, representing 14.56%  of the Company’s outstanding Common Shares.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Governance and Nomination Committee.
(7)	9,133,602 shares are held directly by Oren Shuster and 1,535 shares are held by Ewave Group Ltd., an entity of which Mr. Shuster owns and controls 50% of the outstanding ordinary shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, as at the date of this Annual Information Form, or has been, within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this Annual Information Form, or has been within the 10 years before the date of the Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers and promoters of the Company will be subject with respect to the operations of the Company. Certain directors and/or officers serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of the Company will be engaged in direct competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers conflicts of interest, including the procedures prescribed by the BCBCA. The BCBCA requires that directors and officers of the Company, who are also directors or officers of a party which enters into a material contract with the Company or otherwise have a material interest in a material contract entered into by the Company, must disclose their interest and, in certain instances, refrain from voting on any resolution of the Company’s directors to approve the contract.

PROMOTERS

Oren Shuster, CEO and director of the Company and Rafael Gabay, a former director of the Company, may be considered to be promoters because they founded and organized the business of IMC Holdings prior to the Reverse Takeover Transaction. Mr. Shuster is a resident of Ra’anana, Israel and controls 9,135,137 Common Shares, representing 13.1% of the issued and outstanding Common Shares on a non-diluted basis. Mr. Gabay is a resident of Ganot, Israel and controls 8,090,720 Common Shares, representing 11.6% of the issued and outstanding Common Shares on a non-diluted basis. 9,133,602 Common Shares and 8,089,185 Common Shares are held directly by Oren Shuster and Rafael Gabay, respectively, and 1,535 Common Shares are owned by Ewave Group Ltd., an entity which is jointly owned and controlled by Messrs. Shuster and Gabay.

Under the IMC Restructuring, IMC Holdings sold its interest in Focus to Messrs. Shuster and Gabay and retained options to re-acquire these entities pursuant to the Focus Agreement as described above in “Corporate Structure – Intercorporate Relationships”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Except for the proceedings disclosed below pertaining to Focus, there are no actual or pending material legal proceedings to which the Group or any of its subsidiaries or affiliates are a party or of which any of their assets are subject. Management of the Company is not aware of any such material legal proceedings contemplated.

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a Cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the Applicant submitted his response to the Parties’ response. On July 5, 2020 the Applicant was absent from the hearing. As a result, on July 23, 2020 the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020 the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021 a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. Negotiations between the parties have not yet commenced. On November 3, 2021 the court ruled the parties will file an update regarding the mediation procedure, in 30 days. The parties conducted unsuccessful negotiations and are now waiting for a court decision regarding the continuation of the proceedings.

As of the date of this Annual Information Form, due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding.

Supreme Court of Justice 2335/19

On March 2019 a petition was filed to the Supreme Court of Israel by the Medical Cannabis Association against MOH regarding the new regulatory framework of the cannabis market (the “Petition”). Subsequently, additional 10 respondents joined the Petition.

On October 6, 2019, Focus received a decision regarding the Petition, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

•	that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

•	that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

•	that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

The decision provided for an interim injunction, extending the validity of patient licenses until the earlier of March 31, 2020 or 10 days after the date the MOH reaches a conclusion regarding the price control of medical cannabis products.

According to the decision, Focus was attached to the proceedings as a respondent. Accordingly, Focus filed its response to the petition on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the price committee’s decision on the matter before it, whichever comes first, subject to another court decision.

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, the details of which were to be included in the patient’s existing use license.

In light of several applications by the respondent represented by the state attorney’s office, for extension to file updated notice to the court, the interim injunction was extended on July 30, 2020, until and subject to other decision of the court.

On October 29, 2020, the respondents represented by the state attorney’s office filed an update notice stating that the appeals committee unanimously decided against imposing price controls on medical cannabis products and that the prices committee would hold a follow-up hearing in four months. The respondents also requested to update the court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents’ update.

On March 25, 2021, the respondents represented by the State Attorney’s Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney’s Office believe that the appeal should be rejected and the interim injunction should be canceled. On April 13, 2021, three of the respondents filed a response to the court, requesting to reject the appeal and to cancel the interim injunction.

On April 25, 2021, the petitioner filed a response to the update notice from March 25, 2021, objecting to the position of the respondents represented by the State Attorney’s Office, requesting the court to resolve as requested in the petition and grant the requested remedies to the petitioner. On July 6, 2021, the petitioner filed an urgent request to the court, to issue orders to the respondents represented by the State Attorney’s Office, to request information from corporations engaged in the medical cannabis market in order to continue the examination of the market, according to the Prices Committee’s announcement mentioned above, and requested the court reschedule the September 19, 2021 hearing date to an earlier date. The petitioner’s request was rejected by the court on July 7, 2021, and on September 19, 2021, a hearing was held.  On November 16, 2021 the court ruled the motion will delete, and the interim injunction will be cancelled in 10 days. Following a request submitted by the petitioner, on November 15, 2021 the court determined the interim injunction will extend until 1.3.22. Additional requests submitted for an extension of the interim order were denied.

Supreme Court of Justice 8249/2

On December 1, 2021 the Medical Cannabis Association filed a motion to Supreme Court of Justice of Israel for further hearing regarding the court ruling on 2335/19 as detailed above. The petitioner also submitted a request for an exemption from the obligation to pay a fee or deposit a deposit. On February 9, 2022 the petitioner submitted an urgent request for a ruling by the court as well as a request to extend the validity of the interim injunction, for at least three additional months. On February 24, 2022 the court overruled the request for a further hearing in the petition, as well as the request to extend the validity of the interim injunction.

Planning and Construction 66813-06-21 Beer Sheva Magistrate Court

On July 11, 2021 the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court (the “Construction Proceedings”), by the municipal committee presiding over planning and construction in southern Israel (the “Construction Committee”) against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (“Construction Allegations”).

On December 6, 2021 the defendants filed a motion Request for dismissal the indictment on the ground of defense of justice. The municipal committee filed her response and after that the defendants filed a response to the municipal committee's response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021 but has been postponed to June 13, 2022.

At this preliminary stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

COVID-19 Test Kits Claim

On November 19, 2021, Adjupharm filed a Statement of Claim (the “Claim”) to the District Court of Stuttgart (the “Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its Statement of Defence to the Court in which they essentially stated two main arguments for their defense:

1.	They stated that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real rather its is a company named Uniclaro GmbH.

2.
They stated furthermore that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene Covid-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company's claim.

On March 22, 2022 Adjupharm filed a response to Stroakmont & Atton’s Statement of Defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

The Regional Court of Stuttgart set the date for the conciliation hearing (Güteverhandlung) and the main hearing (Hauptverhandlung) for May 27, 2022.

Regulatory Actions

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below and otherwise disclosed in this Annual Information Form, to the Company’s knowledge, no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owners of, or who exercises control or direction over, more than 10% of any class of the Company’s outstanding voting securities, or an associate or affiliate of any persons or companies referred to in this paragraph, has any material interest, direct or indirect, in any transaction within the financial years ended December 31, 2021, December 31, 2020, December 31, 2019 or as of the date of this Annual Information Form, or in any proposed transaction, that has materially affected or will materially affect the Company.

At the time of voting for the Trichome Transaction by the Company’s board of directors, Marc Lustig, the executive chairman and a director of the Company, was also a director of Trichome. Accordingly, Mr. Lustig had a disclosable interest with respect to the Trichome Transaction and, in accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the Trichome Transaction and recused himself from consideration and voting on the Trichome Transaction as a director. As of the date of this Annual Information Form, Mr. Lustig continues to serve as executive chairman and director of the Company and as a director of Trichome.

At the time of voting for the MYM Transaction by the Company’s board of directors, Howard Steinberg, a director of Trichome, was also a director of MYM. Accordingly, Mr. Steinberg had a disclosable interest with respect to the MYM Transaction and, in accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the MYM Transaction and recused himself from consideration and voting on the MYM Transaction as a director of Trichome. As of the date of this Annual Information Form, Mr. Steinberg serves as CEO of MYM, Highland and Sublime and is a director of Trichome.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. The United States co-transfer agent of the Company is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004-1561.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as the date of this Annual Information Form are the following:

1.	the IP Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, as further described in “Corporate Structure – Intercorporate Relationships”;

2.	the Services Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, as further described in “Corporate Structure – Intercorporate Relationships”;

3.	the Focus Agreement dated April 2, 2019, between IMC Holdings, Oren Shuster and Rafael Gabay, as further described in “Corporate Structure – Intercorporate Relationships”;

4.
the arrangement agreement dated December 30, 2020, as subsequently amended on January 22, 2021 and March 14, 2021, between the Company and Trichome entered into in connection with the Trichome Transaction as further described in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”; and

5.
the arrangement agreement dated March 31, 2021 between the Company, Trichome and MYM entered into in connection with the MYM Transaction, as further described in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

6.
the Agency Agreement dated May 5, 2021 with A.G.P./Alliance Global Partners and Roth Capital Partners, as further described in “General Development of the Business – Developments Following the Reverse Takeover Transaction – Developments During the Financial Year Ended December 31, 2021”;

Copies of the above material contracts are available on the Company’s SEDAR profile at www.sedar.com.

INTERESTS OF EXPERTS

Names of Experts

The following are the persons or companies who were named as having prepared or certified a statement, report, opinion or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the financial year ended December 31, 2021, and whose profession or business gives authority to the statement, report, valuation, or opinion made by the person or company:

The annual consolidated financial statements as of December 31, 2021, audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, have been included in reliance on their report given on their authority as experts in accounting and auditing.

Interests of Experts

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have confirmed that they are independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The charter of the Company’s Audit Committee is attached to this Annual Information Form as Schedule “A”.

Composition of Audit Committee

As of the date of this Annual Information Form, the members of the Audit Committee are Haleli Barath, Brian Schinderle (Chair) and Vivian Bercovici, all of whom are “independent”, and all of whom are “financially literate” as such terms are defined in NI 52-110.

Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. The full text of the Audit Committee’s charter is disclosed in Appendix “A”.

Relevant Experience and Education

Brian Schinderle

Mr. Schinderle is the Founder and Managing Partner of Solidum Capital Advisors LLC (“Solidum”). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President -Finance of GR Companies Inc. (dba Grassroots Cannabis) (“Grassroots”), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, Greenlight Cannabis and Curio Wellness.

Haleli Barath

Ms. Barath is the Co-founder and Senior Partner at BFP & Co., an Israel-based law firm. Ms. Barath has over 20 years’ experience advising Israeli and international corporations on a wide range of sophisticated cross-border and domestic transactions. Ms. Barath advises Fortune 500 international corporations, funds and prominent early-stage start-ups and growth companies in Israel on a range of sectors including enterprise software, cybersecurity, fintech, biotech, cannabis and digital health and is an active partner in their development and growth. Ms. Barath is also the Co-founder and General Partner of Cerca Partners, a venture capital firm that invests in Israeli technology companies. Ms. Barath holds an LLB degree from the Hebrew University in Israel, is a member of the Israeli bar and lectures at universities and various business forums on topics ranging from corporate and business law to technology and regulatory matters.

Vivian Bercovici

Ms. Bercovici is a consultant to various medical cannabis and medical device entities regarding operational issues and market opportunities in Israel, Europe and Canada. In addition, Ms. Bercoviciis writing regularly for print media and also launching an independent publication in the coming months.From March 2017 to March 2018, Ms. Bercovici was the Managing Director, Israel and Europe operation at Nuuvera Inc., a Toronto-based medical cannabis company that was acquired by Aphria Inc. Also, Ms. Bercovici served as Canadian Ambassador to Israel from 2014 to 2016, having been appointed by then Prime Minister Stephen Harper. Ms. Bercovici has vast experience of over 20 years practicing law in Toronto, specializing in media defence and financial services regulatory law. Ms. Bercovici holds a Bachelor of Arts from York University, a Postgraduate Diploma in International Relations from the London School of Economics and Political Science and a Bachelor of Laws from the University of Toronto.

Audit Committee Oversight

At no time since the commencement of the financial year ended December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the financial year ended December 31, 2021 has the Company relied any of the exemptions set forth in Section 2.4, Section 3.2, Section 3.3(2), Section 3.4, Section 3.5, Section 3.6 or Section 3.8 of NI 52-110. The Corporation has also not relied on any exemptions from NI 52-110 granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Schedule “A” attached hereto.

External Auditor Service Fees (by Category)

Audit Fees

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global are the Company’s external auditors since January, 2020. The following table lists the aggregate fees paid or payable to all external auditors, by category, for the financial years ended December 31, 2021 and December 31, 2020:

	December 31, 2021(1)	December 31, 2020(1)
Audit fees(2)	$894	$239
Audit-related fees(3)	-	-
Tax fees(4)	$17	$4
All other fees(5)	-	-
Total fees	$911	$243

Notes:
(1)	Amounts are stated in thousands USD.
(2)
Audit fees consist of the aggregate fees billed for the audit or review of the Company’s annual and quarterly financial statements that are normally provided in connection with statutory and regulatory filings or engagements.

(3)
Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees.

(4)	For tax compliance, tax advice and tax planning.
(5)	For products and services other than the audit fees, audit-related fees and tax fees described above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans are contained in the Company’s information circular for its most recent annual meeting of shareholders held on July 28, 2021. Additional information is also provided in the Company’s financial statements and MD&A for the financial year ended December 31, 2021.

SCHEDULE “A”

IM CANNABIS CORP.

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of IM Cannabis Corp. (the “Company”) is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

(b)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

(c)	the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this audit committee charter (the “Charter”), the Company’s articles, the rules and regulations of all exchanges on which the securities of the Company are listed for trading, National Instrument 52-110 – Audit Committees, as amended from time to time (“NI 52-110”), the Business Corporations Act (British Columbia), the United States Securities Exchange Act of 1934 (the “Exchange Act”), as amended for issuers listed on the NASDAQ Capital Market (“NASDAQ”) and any other applicable laws as required or deemed necessary or appropriate by the Committee or Board (collectively, the “Applicable Laws”).

The Committee’s role is one of oversight of the conduct of those activities by the Company’s management and external auditors, including oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with international financial reporting standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all Applicable Laws.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor.

The independent auditor shall report directly to the Committee.

COMMITTEE RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Have the funding and authority to discharge its duties and responsibilities.

2.	Monitor the adequacy of this Charter on an annual basis and recommend any proposed changes to the Board.

3.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

4.
Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

5.
Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

6.
Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

7.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

9.	Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

10.	Pre-approve all non-audit services to be provided to the Company by the independent auditor.

11.
Ensure receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the Company, and monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor and to engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

12.	Establish and review the Company’s procedures for the:

•	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

13.	Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities.

14.
Perform such other functions and exercise such other powers as are prescribed or required by the articles of the Company or pursuant to Applicable Laws as set out for the audit committee of a reporting issuer under NI 52-110, section 224 of the Business Corporations Act (British Columbia) and the Exchange Act.

DIRECTORS MAY REQUEST MEETING

Any Director of the Company may request the chair of the Committee (the “Chair”) to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Director, and may participate in such meeting to the extent permitted by the Chair.

The times of and places where the meetings of the Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee.

COMMITTEE STRUCTURE AND AUTHORITY

(a)	Composition

The Committee shall consist of at least three directors as determined by the Board, all of whom shall qualify as independent directors pursuant to (i) NI 52-110; (ii) Rule 5605 of the NASDAQ Stock Market Rules; (iii) Rule10A-3(b)(1) under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Company are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have “accounting or related financial management expertise”. In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

(iii)
expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company, or be an “affiliated person” (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Company or any subsidiary of the Company. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company that are not contingent on continued service should be the only compensation an audit committee member may receive from the Company.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b)	Appointment of Replacement Committee Members

Each member of the Committee shall serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Company.

The Board may fill vacancies on the Committee by appointment from amongst its number. The Board shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office.

Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Company after his or her election or until his or her successor shall be duly qualified and appointed.

(c)	Quorum

A majority of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(d)	Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e)	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(f)	Reporting to the Board

The Committee will report through the Chair to the Board on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g)	Chair

The Chair shall be appointed by the Board from among the members of the Committee, and if not appointed by the Board, then shall be appointed by the members of the Committee.

(h)	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

(i)	Calling of Meetings

Any Director, the Chairman of the Board, the Corporate Secretary of the Company or the independent auditor of the Company may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(j)	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the independent auditors of the Company. A member of the Committee and the independent auditors may in any manner waive notice of a Committee meeting. Attendance of a member of the Committee at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(k)	Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Company, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board, generally not later than the next scheduled meeting of the Board that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Company.

(l)	Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Company, the Company’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with the independent auditor.

(m)	Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Company’s expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

CURRENCY OF THIS CHARTER
This Charter was last approved by the Board on November 26, 2020.